Filed Pursuant to Rule 424(b)(2)

Registration No. 333-178329

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to completion dated December 5, 2011

Preliminary prospectus supplement (to prospectus dated December 5, 2011)

$300,000,000

Clearwire Corporation

Class A Common stock

We are offering up to $300,000,000 of our Class A common stock.

Shares of our Class A common stock, par value $0.0001 per share, which we refer to as our Class A Common Stock, are traded on the NASDAQ Global Select Market, which we refer to as NASDAQ, under the symbol “CLWR.” On December 2, 2011, the last reported sale price of our Class A Common Stock on NASDAQ was $2.14 per share.

	Per share	Total
Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses	$	$

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional 15% of the amount of shares being offered hereby at the public offering price, less the underwriting discounts and commissions.

Investing in our Class A Common Stock involves a high degree of risk. See “Risk factors” beginning on page S-16 to read about risks that you should consider before buying shares of our Class A Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2011.

J.P. Morgan	BofA Merrill Lynch	Jefferies

                    , 2011.

About this prospectus supplement and prospectus

This prospectus supplement and the accompanying prospectus form part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC”, using a “shelf” registration process. This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the caption “Where you can find additional information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely upon the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We are responsible for the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we have authorized for use in connection with this offering. This prospectus supplement may be used only for the purpose for which it has been prepared. Neither we nor any underwriter has authorized anyone to provide information different from that contained in this prospectus supplement, the accompanying prospectus and any related free writing prospectus and the documents incorporated by reference herein and therein.

We are not, and the underwriters are not, making an offer to sell our Class A Common Stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus we have authorized for use in connection with this offering is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase any of the securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

Incorporation by reference of certain documents

We are incorporating by reference specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus the documents listed below (other than portions of these documents that are described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC.

•	Our Annual Report on Form 10-K for the year ended December 31, 2010 (other than Items 6, 7 and 8 contained therein) (the “Form 10-K);

•

Our Current Reports on Form 8-K filed on January 11, 2011, February 7, 2011, February 7, 2011, February 14, 2011, February 16, 2011, March 10, 2011, March 15, 2011, March 21, 2011, April 19, 2011, April 19, 2011, May 4, 2011, May 9, 2011, May 18, 2011, May 20, 2011, June 17, 2011, August 10, 2011, October 28, 2011, November 3, 2011 (to retrospectively adjust Items 6, 7 and 8 of our Form 10-K and Items 1 and 2 of our Form 10-Q for the period ended March 31, 2011 to retrospectively adjust the Company’s financial statements to present the Company’s international subsidiaries as discontinued operations and a change in reportable segments (the “Retrospective Adjustment 8-K”)) and December 1, 2011;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011 (other than Items 1 and 2 contained in the Form 10-Q for the period ended March 31, 2011);

•	Our Definitive Proxy Statement under Regulation 14A in connection with our Annual Meeting of Stockholders, filed with the SEC on April 14, 2011; and

•	Our Current Report on Form 8-K filed on December 5, 2011.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items unless otherwise indicated therein) after the date hereof, and prior to the filing of a post-effective amendment that indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Definitive Proxy Statement and amendments to those filings, are available free of charge on our website (www.clearwire.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

Clearwire Corporation

1475 120th Avenue Northeast

Bellevue, Washington 98005

Attention: Investor Relations

Telephone: (425) 216-7600

Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus any of the information included on our website.

Explanatory note

In this prospectus supplement, we refer to Sprint Nextel Corporation and its affiliates as Sprint; we refer to Comcast Corporation and its affiliates as Comcast; we refer to Intel Corporation and its affiliates as Intel; we refer to Time Warner Cable Inc. and its affiliates as Time Warner Cable; we refer to Bright House Networks, LLC and its affiliates as Bright House Networks; we refer to Google Inc. as Google; and we refer to Eagle River Holdings, LLC as Eagle River. We refer to Comcast, Time Warner Cable, Bright House Networks and Google collectively as the Strategic Investors, and to the Strategic Investors together with Intel as the Investors. We refer to Sprint, Comcast, Time Warner Cable and Bright House Networks collectively as the Wholesale Partners. We refer to Clearwire Communications LLC, our operating subsidiary, as Clearwire Communications. We refer to the Equityholders’ Agreement, dated November 28, 2008, and amended on December 8, 2010, among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2009A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC as the Equityholders’ Agreement. Except as otherwise noted or as the context otherwise requires, all references to “we,” “us,” “our,” or “Clearwire” refer to Clearwire Corporation and its consolidated subsidiaries.

Trademarks

We own or have rights to trademarks, service marks, copyrights and trade names that we use in conjunction with the operation of our business including. without limitation, CLEAR and Clearwire. This prospectus also includes trademarks, service marks and trade names of other companies, including, without limitation, Sprint and iDEN. Each trademark, service mark or trade name of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, service marks or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of the trademark, service mark or trade name owner.

Market, ranking and other industry data

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. These estimates have been based on information obtained from our trade and business organizations and other contacts In the markets in which we operate. We believe these estimates to be accurate as of the date of prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. As such, neither we nor any underwriter can guarantee the accuracy or completeness of any such information contained or incorporated by reference in this prospectus. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the heading “Forward-looking statements.”

Forward-looking statements

This prospectus supplement contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “continue,” “initiative” or “anticipates” or similar expressions that concern our prospects, objectives, strategies, plans or intentions. All statements made relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to the impact of existing or proposed laws or regulations described in this prospectus are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from the forward- looking statements we make in this prospectus include, among others:

•	the availability of additional financing on acceptable terms or at all;

•	risks associated with our proposed common stock offering, including whether such offer will be successful and on what terms it may be completed;

•

the ability of third-party suppliers, software developers and other vendors to perform requirements and satisfy obligations necessary to create products and software designed to support desired features and functionality under agreements with us;

•	the impact of adverse network performance;

•	the loss of any of our key customers, including Sprint;

•	actions by regulatory agencies;

•	competition in the industry and markets in which we operate;

•	our ability to comply with operating and financial restrictions and covenants in our debt agreements;

•	our ability to attract and retain skilled personnel;

•	potential future downgrades in our debt ratings that may adversely affect our cost of borrowing and related margins, liquidity, competitive position and access to capital markets;

•	changes or advances in technology in general; and

•	the risks referenced in the section of this prospectus supplement titled “Risk factors” and in the other filings we make with the SEC.

Some of the important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk factors” and elsewhere in this prospectus supplement. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

We do not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Summary

The following summary highlights information contained elsewhere or incorporated by reference into in this prospectus supplement. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section titled “Risk factors” and our historical consolidated financial statements and related notes incorporated by reference to our Form 10-K, Form 10-Q and our Retrospective Adjustment 8-K.

Company overview

We are a leading provider of fourth generation, or 4G, wireless broadband services. We build and operate next generation mobile broadband networks that provide high-speed mobile Internet and residential access services, as well as residential voice services, in communities throughout the country. Our 4G mobile broadband network provides a connection anywhere within our coverage area.

As of September 30, 2011, we offered our services in 88 markets in the United States covering an estimated 134.9 million people, including an estimated 132.7 million people covered by our 4G mobile broadband networks in 71 markets and had approximately 1.3 million retail and 8.2 million wholesale subscribers. As of September 30, 2011, our other 17 markets in the United States, covering an estimated 2.2 million people, continued to operate with a legacy network technology, which we refer to as Pre-4G, that is based on a proprietary set of technical standards offered by a subsidiary of Motorola Solutions, Inc., which we refer to as Motorola. As of September 30, 2011, our 4G mobile broadband markets included major metropolitan areas such as Atlanta, Baltimore, Boston, Chicago, Cincinnati, Cleveland, Columbus, Dallas, Honolulu, Houston, Kansas City, Las Vegas, Los Angeles, Miami, New York, Philadelphia, Pittsburgh, Orlando, Salt Lake City, San Antonio, San Francisco, Seattle, St. Louis and Washington D.C.

Internationally, as of September 30, 2011, our networks covered an estimated 2.9 million people and we had approximately 40,000 retail subscribers. We offer 4G mobile broadband services in Seville and Malaga, Spain and a Pre-4G network in Brussels and Ghent, Belgium. As a result of a strategic decision to focus investment in the United States market, during the second quarter of 2011, we committed to sell our operations in Belgium, Germany and Spain. As a result, the assets and related liabilities and results of operations of these international operations are separately disclosed as discontinued operations.

In our 4G mobile broadband markets, we offer our services through retail channels and through our wholesale partners. Sprint accounts for substantially all of our wholesale sales to date, and offers services in each of our 4G markets. We are currently focused on growing our revenue by continuing to build our wholesale business and leveraging our retail business, reducing expenses and seeking additional capital for our current business and to continue the development of our network.

On November 30, 2011, we and Clearwire Communications entered into a commitment agreement with Sprint and Sprint HoldCo, LLC, which we refer to as the Commitment Agreement. Pursuant to the Commitment Agreement, should we and Clearwire Communications consummate an equity offering, which may include this offering, which generates gross proceeds of at least $400 million (inclusive of the amounts invested by Sprint HoldCo, LLC, as described below), Sprint HoldCo, LLC agrees to exercise its preemptive rights under the Equityholders’ Agreement, and to commit to purchase securities representing Sprint HoldCo, LLC’s preemptive-rights pro rata share (currently approximately 49.6%) of the securities issued in such an offering. For additional Information regarding the Commitment Agreement, see “Recent developments—Commitment Agreement.”

Our 4G mobile broadband network utilizing Worldwide Interoperability of Microwave Access technology currently operates based on the 802.16e standard, which we refer to as mobile WiMAX. The mobile WiMAX standard facilitates fourth generation wireless services, which are commonly referred to in the wireless industry as 4G mobile broadband services. Due to developments in the wireless broadband industry, we now believe that we need to deploy Long Term Evolution technology, which we refer to as LTE, on our network for the services we offer to remain competitive and for us to be able to continue to operate in the long term. In addition to the deployment of LTE, further network development may include, among other things, expanding our network to new markets and improving our network coverage in markets we have previously launched by increasing site density and/or our coverage area. Our planned initial LTE deployment is expected to overlay up to two-thirds of our existing mobile WiMAX sites, or approximately 8,000 to 10,000 sites, within our current footprint with TDD-LTE over 20 MHz-wide channels. To enable existing and future mobile data service providers to meet this growth and take advantage of our deep spectrum position, we intend to deploy a high capacity LTE network in densely populated urban areas to serve the 4G data capacity needs of all carriers. The sites included in our LTE deployment plans are expected to represent the geographic areas where approximately 80 to 90% of our current mobile WiMAX data usage occurs and where we believe other carriers have historically experienced the highest concentration of usage.

Recent developments

Amendment of 4G MVNO Agreement

On November 30, 2011, Clearwire Communications, and Sprint Spectrum L.P., which we refer to as Sprint Spectrum, a subsidiary of Sprint, entered into an amendment (the “November 2011 4G MVNO Amendment”) of the 4G MVNO Agreement, dated November 28, 2008, by and among Clearwire Communications, Comcast MVNO II, LLC, TWC Wireless, LLC, BHN Spectrum Investments, LLC and Sprint Spectrum L.P. d/b/a Sprint, as amended on April 18, 2011 (collectively, the “4G MVNO Agreement”). Pursuant to the November 2011 4G MVNO Amendment, certain provisions of the 4G MVNO Agreement were amended, including among other things:

•

Sprint Spectrum agreeing to pay a total of approximately $926 million for unlimited WiMAX service usage in calendar years 2012 and 2013, approximately two-thirds of which is payable in 2012, for resale to Sprint Spectrum’s retail customers. Such payment can be reduced or eliminated by any one or more of the following (1) critical service outages; (2) termination of the 4G MVNO Agreement or (3) a sale or reduction in size of a market;

•

Sprint Spectrum agreeing to a prepayment of up to $350 million for LTE service, payable in installments, portions of which prepayment are conditioned upon and triggered by another reseller making either a prepayment commitment or a “take-or-pay” commitment to Clearwire Communications for LTE service and/or Clearwire Communications achieving certain specified

LTE deployment targets and network specifications by June 2013. The amount and nature of the prepayment is subject to reduction in certain circumstances, including in the event that Clearwire Communications fails to meet initial LTE deployment build targets by June 30, 2013, or if Clearwire fails to meet certain network specifications. Clearwire Communications is required to refund upon Sprint Spectrum’s request any unused portion of the prepayment if it does not complete certain specified build targets by December 31, 2014;

•

Clearwire Communications offering separate tiered pricing for WiMAX service beyond 2014 and LTE service, with new per gigabyte usage rates for each service, and the elimination of device minimum fees after calendar year 2011;

•	Sprint Spectrum’s irrevocable waiver of certain preferential pricing provisions;

•

Clearwire Communications agreeing that Sprint may re-wholesale wireless broadband services (WiMAX or LTE) to any company except that, for certain named companies, Sprint Spectrum may re-wholesale those WiMAX or LTE services to those named companies only if the WiMAX or LTE services are bundled with other telecommunications services offered by Sprint Spectrum;

•

A commitment by Clearwire Communications to continue operating its WiMAX network through calendar year 2015. Clearwire Communications may decommission any WiMAX site prior to the end of calendar year 2015 if Sprint Spectrum fails to have any WiMAX usage on such WiMAX site for three consecutive months. Clearwire Communications may reduce the size of a market (i) in calendar years 2012 and 2013 so long as such reduction is not material in nature and (ii) in calendar years 2014 and 2015 so long as such reduction does not exceed certain thresholds. After calendar year 2015, Clearwire Communications will continue operating its WiMAX network only if the revenue received for each WiMAX site exceeds the total cost to operate each such WiMAX site;

•

An agreement by Clearwire Communications and Sprint Spectrum to collaborate on LTE network design, architecture and deployment, including site selection, and a commitment by Sprint Spectrum to use commercially reasonable efforts to support certain specified chipset ecosystems; and

•	An agreement by Clearwire Communications to implement, if requested, a “trusted delivery” system for network and equipment vendors.

Commitment Agreement

On November 30, 2011, we and Clearwire Communications entered into the Commitment Agreement, wherein should we and Clearwire Communications consummate an equity offering, which may include this offering, which generates gross proceeds of at least $400.0 million (inclusive of the amounts invested by Sprint HoldCo, LLC, as described below), Sprint HoldCo, LLC agrees to exercise its preemptive rights under the Equityholders’ Agreement, and to commit to purchase securities representing Sprint HoldCo, LLC’s preemptive-rights pro rata share (currently approximately 49.6%) of the securities issued in such an offering. Should we and Clearwire Communications consummate an equity offering which generates gross proceeds above $700.0 million (inclusive of the amounts invested by Sprint HoldCo, LLC), Sprint HoldCo, LLC agrees to exercise its preemptive rights and to commit to purchase its preemptive-rights pro rata share of the securities issued in such an offering with respect to the first $700.0 million of securities issued, and, with respect to any amount of securities issued in excess of $700.0 million Sprint

HoldCo, LLC may (but is not obligated to) exercise all or any part of its preemptive rights to purchase its pro rata share of such securities. The terms of the Commitment Agreement provide that Sprint HoldCo, LLC will receive at least the same rights received by any other participant in any such equity offering (but it will only be entitled to a commitment fee if we pay a commitment fee to all other participants in such offering).

Sprint HoldCo, LLC’s obligation to exercise its preemptive rights is subject to several conditions, including, among other customary conditions:

•

the amendment of our certificate of incorporation to increase its authorized share capital by 500,000,000 shares of Class A Common Stock and the number of shares of Class B Common Stock sufficient to permit the issuance of Class B Common Stock in the equity offering, which we refer to as the Charter Amendment, as modified by the letter agreement described below; and

•	the 4G MVNO Agreement remaining in full force and effect (except in the case of termination as a result of a breach by Sprint or one of its subsidiaries).

In addition, if we and Clearwire Communications successfully consummate an equity offering, Clearwire Communications agrees to use its commercially reasonable best efforts to consummate an offering of first lien senior secured debt in an amount equal to up to 50% of the net cash proceeds of any such equity offering, subject to covenant limitations, at the earliest practicable time thereafter.

In addition, under the terms of the Equityholders’ Agreement, this offering of Class A Common Stock triggers a preemptive right, in favor of the Investors, to purchase a pro rata share of our Class A Common Stock (as described in the Equityholders’ Agreement) based on the number of shares that we offer in this offering. Although we do not expect any of the Investors to exercise their preemptive rights, if such rights were exercised in full and assuming that shares in this offering are issued at $2.14 (the closing price on December 2, 2012) and excluding shares Sprint was already committed to buy, we will issue an additional 542,897,637 shares of Class A Common Stock upon effectiveness of our charter amendment.

Letter Agreement

On November 30, 2011, we and Clearwire Communications entered into a letter agreement with Sprint and Sprint HoldCo, LLC, pursuant to which Sprint and Sprint HoldCo, LLC agreed that upon the exercise of their preemptive rights as contemplated by the Commitment Agreement, Sprint and Sprint HoldCo, LLC will purchase only shares of our Class B Common Stock and a corresponding number of Class B Units in Clearwire Communications and will not take any action, or exercise any right, to cause such shares to be converted into shares of Class A Common Stock, unless and until the Charter Amendment, as described above, becomes effective. In addition, we and Clearwire Communications agree that we will use commercially reasonable best efforts to cause the Charter Amendment to become effective as soon as reasonably practicable.

Promissory Note

Under the terms of the Commitment Agreement, Sprint has agreed to loan to Clearwire Communications an aggregate principal amount of $150 million on January 3, 2012, pursuant to a promissory note to be issued by Clearwire Communications, which we refer to as the Promissory

Note. The Promissory Note will bear interest of 11.50% per annum. An aggregate principal amount of $75 million of the Promissory Note matures on January 2, 2013, and the remaining $75 million principal amount matures on January 2, 2014. In the case of an event of default, the Promissory Note will bear additional interest of 11.50% per annum. If not previously paid, Sprint may offset the amounts payable by Clearwire Communications under the Promissory Note against payments then due by Sprint to Clearwire Communications under the 4G MVNO Agreement.

Risk factors

An investment in our common stock is subject to a number of risks and uncertainties. Before investing in our common stock, you should carefully consider the following, as well as the more detailed discussion of risk factors and other information included in this prospectus supplement:

•	We have incurred and expect to continue to realize significant net losses for the foreseeable future;

•

If our business fails to perform as we expect or if we incur unforeseen expenses, we may be required to raise additional capital in the near term to fund our current business, even in the absence of any further network development. We believe we will also need to raise substantial additional capital to fund our business and meet our financial obligations beyond the next 12 months, which may include issuing additional equity or debt securities and/or selling certain assets that we believe are not essential to our business;

•

We believe that we will require substantial additional capital to fund our business over the intermediate and long-term and to further develop our network, including the deployment of LTE on our network, which capital may not be available on acceptable terms or at all;

•

Our business has become increasingly dependent on Sprint; if we do not receive the amount of revenues we expect from Sprint or if we are unable to enter into significant wholesale agreements with additional wholesale partners, our business prospects, results of operations and financial condition would be materially and adversely affected, and/or we could be required to revise our current business plans;

•

We believe we need to deploy LTE on our wireless broadband network, alongside mobile WiMAX, to remain competitive and to generate sufficient revenues for our business; we will incur significant costs to deploy such technology on the network, and will need to raise substantial additional capital to cover such costs; and

•

We are obligated to maintain and operate our current WiMAX network through 2015, subject to limited exceptions, which may have a material adverse effect on us if our WiMAX network is not profitable or otherwise.

Corporate and other information

We are a Delaware corporation. Our principal executive offices are located at 1475 120th Avenue Northeast Bellevue, Washington 98005, and our telephone number is (425) 216-7600. Our website address is http://www.clearwire.com. Information on or accessed through our website is not incorporated into this prospectus supplement and is not a part of this prospectus supplement.

Charter Amendment

In connection with this offering we are planning to file an Information Statement on Schedule 14C in connection with an amendment, which we refer to as the Charter Amendment, to our Restated Certificate of Incorporation to increase our authorized shares.

Our Restated Certificate of Incorporation currently authorizes the issuance of 2,515,000,000 shares, consisting of 1,500,000,000 shares of Class A Common Stock, 1,000,000,000 shares of Class B Common Stock and 15,000,000 shares of preferred stock, par value $0.0001 per share. The closing price of the Class A Common Stock on NASDAQ on December 2, 2011 was $2.14.

In order to ensure that we will have sufficient authorized but unissued shares of Class A Common Stock for issuance in connection with this offering, our board of directors approved the Charter Amendment, which was subsequently approved by the written consent of the Investors and Google, to increase the number of shares of Class A Common Stock authorized for issuance from 1,500,000,000 shares to 2,000,000,000 shares. The number of shares of Class B Common Stock and preferred stock authorized for issuance will remain at 1,000,000,000 and 15,000,000, respectively. The Charter Amendment is expected to become effective upon the expiration of 20 calendar days after the date of our mailing of an Information Statement on Schedule 14C to our stockholders. Upon the effective date of the Charter Amendment, we expect to have approximately 1,610,107,384 shares of Class A Common Stock authorized and available for future issuance, based on the closing price of our Class A Common Stock of $2.14 on December 2, 2011.

The offering

Common stock offered	$300,000,000 (or $345,000,000 if the underwriters’ option to purchase additional shares is exercised in full.)

Option to purchase additional shares	We have granted the underwriters an option exercisable for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 15% of the amount of shares being offered hereunder.

Use of proceeds	We intend to use the proceeds of the sale of the Class A Common Stock for the deployment of mobile 4G LTE technology alongside the mobile 4G WiMAX technology currently on our network and the deployment and operation of our networks and for general corporate purposes and to pay fees and expenses associated with this offering.

Dividends	We do not anticipate paying any cash dividends in the foreseeable future.

Risk factors	See “Risk factors” beginning on page S-16 for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

NASDAQ symbol	“CLWR”

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional shares.

Summary financial information

The following balance sheet data as of December 31, 2010, 2009 and 2008 and the statements of operations data for the years ended December 31, 2010, 2009 and 2008 are derived from our audited financial statements and related notes incorporated by reference into our Retrospective Adjustment 8-K. The balance sheet data as of December 31, 2007 and statement of operations data for the year ended December 31, 2007 are derived from our audited financial statements and related notes thereto not included in this prospectus supplement. The balance sheet data as of September 30, 2011 and the statements of operations data for the nine months ended September 30, 2011 and 2010 are derived from our unaudited financial statements and related notes incorporated by reference to our Quarterly Report on Form 10-Q for the period ended September 30, 2011. The unaudited financial statements were prepared on the same basis as our audited financial statements and, in the opinion of management, reflect all adjustments that we consider necessary for a fair presentation of this data.

The information set forth below is not necessarily indicative of the results to be expected for any future period, and should be read in conjunction with our historical financial statements, including the notes thereto, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Retrospective Adjustment 8-K, and “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Quarterly Report on Form 10-Q for the fiscal quarters ended June 30 and September 30, 2011, each of which are incorporated by reference in this prospectus supplement.

	Nine months ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008(1)	2007(1)

	(in thousands, except per share purchase data)
Statements of operations data:
Revenues	$891,596	$359,953	$535,103	$243,772	$17,846	$—
Cost of goods and services and network costs (exclusive of items shown separately below)	955,967	641,124	912,776	410,899	131,192	48,865
Selling, general and administrative expense	569,565	647,086	870,980	515,296	146,681	99,490
Depreciation and amortization	517,674	278,842	454,003	190,273	56,106	3,979
Spectrum lease expense	229,137	207,604	279,993	259,359	90,032	60,051
Loss from abandonment of network and other assets	577,341	10,762	180,001	7,864	—	—
Transaction related expenses	—	—	—	—	82,960	—

Total operating expenses	2,849,684	1,785,418	2,697,753	1,383,691	506,971	212,385

Operating loss	(1,958,088)	(1,425,465)	(2,162,650)	(1,139,919)	(489,125)	(212,385)
Total other income (expense), net	(225,877)	(86,173)	(87,334)	(68,509)	(37,873)	4,022

Loss from continuing operations before income taxes	(2,183,965)	(1,511,638)	(2,249,984)	(1,208,428)	(526,998)	(208,363)
Income tax provision	(28,422)	(997)	(1,218)	(160)	(61,369)	(16,362)

Net loss from continuing operations	(2,212,387)	(1,512,635)	(2,251,202)	(1,208,588)	(588,367)	(224,725)
Less:non-controlling interests in net loss from continuing operations of consolidated subsidiaries	1,751,483	1,162,074	1,775,840	894,841	156,829	—

Net loss from continuing operations attributable to Clearwire Corporation	(460,904)	(350,561)	(475,362)	(313,747)	(431,538)	(224,725)
Net loss from discontinued operations attributable to Clearwire Corporation	(19,580)	(8,867)	(12,075)	(11,835)	(1,088)	—

Net loss attributable to Clearwire Corporation	(480,484)	(359,428)	(487,437)	(325,582)	(432,626)	(224,725)

Net loss from continuing operations per Clearwire Corporation Class A Common Share(2):
Basic	$(1.87)	$(1.63)	$(2.14)	$(1.66)	$(0.15)

Diluted	$(2.34)	$(1.63)	$(2.41)	$(1.68)	$(0.27)

Net loss per Clearwire Corporation Class A Common Share(2)
Basic	$(1.95)	$(1.67)	$(2.19)	$(1.72)	$(0.16)

Diluted	$(2.42)	$(1.67)	$(2.46)	$(1.74)	$(0.28)

Other financial data:
Capital expenditures	$202,577	$2,065,762	$2,654,612	$1,533,918	$573,537	$329,469

Operating data
Subscribers:
United States:
Retail(3)	1,322	976	1,099	595	424	—
Wholesale(4)	8,219	1,829	3,246	46	—	—
International—Retail	40	37	40	47	51	—

	As of September 30,	As of December 31,
	2011	2010	2009	2008(1)	2007(1)

	(in thousands)
Balance sheet data
Cash and cash equivalents	$188,199	$1,230,242	$1,690,552	$1,194,449	—
Investments (short- and long-term)	523,176	517,567	2,194,348	1,920,723	—
Property, plant and equipment, net	3,306,387	4,447,374	2,573,530	1,278,188	491,896
Spectrum licenses, net	4,311,917	4,348,882	4,404,727	4,378,850	2,642,590
Assets of discontinued operations	38,599	96,765	136,128	163,737	—
Total assets	8,764,605	11,040,486	11,267,853	9,124,167	3,144,158
Long-term debt, net	4,019,326	4,017,019	2,714,731	1,350,498	—
Liabilities of discontinued operations	26,968	32,071	39,804	32,269	—
Non-controlling interests	2,733,307	4,546,788	6,181,525	5,436,618	—
Total stockholders’ equity	3,606,370	5,869,998	7,772,368	7,502,810	2,464,936

Notes:

(1)	The year ended December 31, 2008 includes the results of operations for the Sprint WiMAX Business for the first eleven months of 2008 prior to the closing of the Transactions and the results of the combined operations of the Sprint WiMAX Business and Old Clearwire operations subsequent to the Closing. The 2007 operations data represents the Sprint WiMAX Business’ historical results of operations.

(2)	Prior to the Closing, we had no equity as we were a wholly-owned division of Sprint. As such, we did not calculate or present net loss per share for the period from January 1, 2008 to November 28, 2008 and the year ended December 31, 2007. We have calculated and presented basic and diluted net loss per share for the period from November 29, 2008 through December 31, 2008 and for the years ended December 31, 2009 and 2010.

(3)	Represents the number of household individuals and business or governmental entities receiving wireless broadband connectivity through our networks.

(4)	Represents the number of devices on our networks.

Risk factors

Our business is subject to significant risks. Before you purchase our Class A Common Stock, you should carefully consider the risks and uncertainties described in this prospectus supplement and the risks and uncertainties discussed under the caption “Risk factors” and the other information contained or incorporated by reference in this prospectus supplement, including our consolidated financial statements and accompanying notes. See “Incorporation by reference of certain documents.” If any of the risks and uncertainties described in this prospectus supplement or the documents incorporated by reference herein actually occur, our business, financial condition, results of operations could be adversely affected in a material way. This could cause the trading price of our Class A Common Stock to decline, perhaps significantly, and you may lose part or all of your investment.

Risks related to our business

We have incurred and expect to continue to realize significant net losses for the foreseeable future.

We have recorded net losses in each reporting period since our inception, and we cannot anticipate with certainty what our earnings, if any, will be in any future period. However, we expect to continue to incur significant net losses for the foreseeable future as we develop our network, expand our services and pursue our business strategy. In addition, at this stage of our development we are subject to the following risks:

•	our results of operations may fluctuate significantly, which may adversely affect the value of an investment in Class A Common Stock;

•

technologies such as LTE are becoming more widely adopted in the industry, which will reduce demand for our current mobile WiMAX services and will require us to deploy alternative technologies, such as LTE, at substantial cost in order to remain competitive;

•

we may be unable to maintain our next generation 4G mobile broadband network, expand our services, build and develop an LTE network, meet the objectives we have established for our business strategy or grow our business profitably, if at all;

•

Sprint and our other wholesale partners may not perform as we expect or resell our services in the quantities we expect, and we may not generate the revenues we expect to receive from our wholesale partnerships;

•	pending or possible consolidations in the wireless industry, such as the proposed merger of AT&T and T-Mobile, may decrease the demand or market for our wholesale services;

•	because of our limited operating history, it may be difficult to predict accurately our key operating and performance metrics utilized in budgeting and operational decisions; and

•

we may continue to experience higher churn than we expect, which would adversely affect our results of operations (churn is an industry term we use to measure the rate at which subscribers terminate service).

If we are unable to execute our business strategy, either as a result of the risks identified in this section or for any other reason, our business, prospects, financial condition and results of operations will be materially and adversely affected.

We believe that we will require substantial additional capital to fund our business over the intermediate and long-term and to further develop our network, including the deployment of LTE, which capital may not be available on acceptable terms or at all.

As of September 30, 2011, we had available cash and short-term investments of approximately $697.8 million. We do not expect to generate positive cash flow from operations in 2011, but as of September 30, 2011, we believe we had sufficient cash to fund the near-term liquidity needs of our business, based on the cash and short term investments we had on hand as of September 30, 2011, the expected cash flow impact of our recent expense reductions, our decision to condition any further network development on receipt of additional capital and the cash we expect to receive for our mobile WiMAX services from our retail business and from Sprint under the November 2011 4G MVNO Amendment. If our business fails to perform as we expect or if we incur unforeseen expenses, we may be required to raise additional capital in the near term to fund our current business, even in the absence of any further network development. We believe we will also need to raise substantial additional capital to fund our business and meet our financial obligations beyond the next 12 months.

Under the November 2011 4G MVNO Amendment, Sprint has committed to paying a flat amount for unlimited usage of our WiMAX network through 2012 and 2013. However, it is unclear what amount of revenue our LTE network will generate and what revenue our WiMAX network will generate after 2013. To generate sufficient revenues, we believe we need to both obtain further revenues beyond Sprint’s minimum commitments in the new November 2011 4G MVNO Amendment and secure new wholesale partners. As a result, in addition to the additional capital we need for our business, we will need substantial additional capital to deploy the LTE network and otherwise continue the development of our networks. Without such capital, we will be unable to deploy LTE and the absence of LTE capability would significantly hinder our ability to secure new wholesale relationships and could adversely affect our existing wholesale relationships.

The amount of additional capital that we will require to fund our business and deploy the LTE network, and the timing of our capital needs, depends on a number of factors, many of which are difficult to predict and outside of our control. The primary factor determining the amount of additional capital we require will be the amount of cash we receive from Sprint for our services, beyond their minimum commitment amounts specified in the November 2011 4G MVNO Amendment, which will primarily depend on whether our construction of an LTE network is successful, the extent to which Sprint utilizes that network, and the level of Sprint’s usage of our WiMAX network beyond 2013. Other factors include the amount of cash generated by our retail business and by the wholesale business from new and existing wholesale customers other than Sprint, the actual cost of building the LTE network, our ability to offer 4G mobile broadband services that are competitive with service offerings from other companies, and our ability to maintain reduced operating expenses and capital expenditures, and the accuracy of our other projections of future financial performance.

Additionally, we regularly evaluate our plans, and we may elect to pursue new or alternative strategies which we believe would be beneficial to our business. Such changes to our plans could also significantly increase our capital requirements in the near and/or long term.

The amount of additional capital we may need and the timing of obtaining such capital are difficult to estimate at this time. We have been pursuing various alternatives for securing additional capital. Sources of additional capital could include issuing additional equity securities in public or private offerings or seeking additional debt financing. We may decide to sell additional equity or debt securities issued by our domestic subsidiaries, which may dilute our ownership interest in, or reduce or eliminate our income, if any, from those entities. With the recent trading price of our Class A common stock, any additional equity financings would be extremely dilutive to our stockholders, while any additional debt financings could increase our future financial commitments, including aggregate interest payments on our existing and new indebtedness, to levels that we find unsustainable. Other alternatives being explored include, among other things, a sale of certain assets, which we believe are not essential to our business. Our recent efforts to obtain additional capital have been hampered by continued volatility in the financial markets and declines in the trading prices of our outstanding debt and equity securities. If these events continue to adversely affect us, additional capital may not be available on acceptable terms, or at all. There can be no assurance that any new debt or equity financing arrangements, or other strategic alternative, will be available to us when needed on acceptable terms, if at all, or that any such arrangement would provide us with sufficient funds to meet our long-term capital needs.

If we are unable to raise sufficient additional capital or fail to receive adequate further revenues from Sprint beyond their minimum contractual commitments, our business prospects, financial condition and results of operations will likely be materially and adversely affected, and we will be forced to consider all available alternatives.

Our business has become increasingly dependent on our wholesale partners, and Sprint in particular; if we do not receive the amount of revenues we expect from existing wholesale partners or if we are unable to enter into significant wholesale agreements with additional wholesale partners, our business prospects, results of operations and financial condition would be materially and adversely affected, and/or we could be required to revise our current business plans.

Under our current business plans, the success of our business will rely to a large extent on the growth of our wholesale subscriber base and wholesale revenues. This element of our business strategy is subject to a number of risks and uncertainties.

We currently rely on Sprint, which accounts for substantially all of our current wholesale subscribers and related wholesale revenues, and our other current wholesale partners for most of the growth in our wholesale business. Under our 4G wholesale agreements, which we refer to as the 4G MVNO Agreements, Sprint and the other initial wholesale partners named in the 4G MVNO Agreements, which we refer to as the Initial Wholesale Partners, have the right to resell services over our network to their subscribers, and for any of their subscribers that purchase services over our network, Sprint and the other Initial Wholesale Partners are required to pay us certain fees. Under the terms of the November 2011 4G MVNO Amendment, Sprint is obligated to pay a fixed amount of approximately $926 million to Clearwire, approximately two-thirds of which is payable in 2012, for unlimited mobile WiMAX service usage in calendar years 2012 and 2013 by Sprint’s retail customers. The November 2011 4G MVNO Amendment also implements a new, usage-based pricing structure for our planned LTE network and for usage of our mobile WiMAX network beginning in 2014. As a result, the amount of revenue we receive will depend in part on the number of Sprint subscribers utilizing our services, and the aggregate amount of usage of our network by those subscribers.

We need to generate substantial additional revenues from Sprint and our other Initial Wholesale Partners beyond the minimum amounts that Sprint is obligated to pay under the November 2011 4G MVNO Amendment to achieve our objectives and to be able to continue to operate. However, aside from the commitments in the November 2011 4G MVNO Amendment, nothing in the 4G MVNO Agreement requires Sprint or any of the other Initial Wholesale Partners to resell any of our services. As a result, Sprint and the other Initial Wholesale Partners may elect to reduce or curtail sales of our services. Lastly, Sprint and the other Initial Wholesale Providers may elect to develop and deploy their own 4G networks, or to offer services over another provider’s 4G network, either of which may materially reduce the amount of revenue we would expect to receive under the 4G MVNO Agreements. If the Initial Wholesale Partners, especially Sprint, fail to resell our services in the manner and amounts we expect, it could require us to revise our current business plans and models, and could materially and adversely affect our business prospects, results of operations and financial condition.

For instance, Sprint has recently announced that it intends to build and launch its own 4G LTE network over the next couple of years and that it had entered into a spectrum and network hosting agreement with LightSquared, which, according to Sprint’s announcement, provides that Sprint’s planned network would be used as the infrastructure for the development of LightSquared’s planned 4G LTE network. Based on Sprint’s announcement, the agreement also provides Sprint with $4.5 billion in usage credits should it choose to resell capacity over LightSquared’s network. While the November 2011 4G MVNO Amendment provides for our collaboration with Sprint on the development of our LTE network and for a conditional prepayment by Sprint for usage of our LTE network, Sprint nonetheless may in the future choose to primarily use its own 4G LTE network or to shift capacity to LightSquared’s or another provider’s network, either of which could materially and adversely affect our business prospects, results of operations and financial condition. Additionally, on December 2, 2012, Comcast, Time Warner and Bright House Networks, which we collectively refer to as the Cable Partners, announced that they had entered into an agreement with Verizon Communications Inc., which we refer to as Verizon, pursuant to which, among other things, the Cable Partners agreed to resell services offered by Verizon that are competitive with us. As a result, the Cable Partners may fail to resell our services in the quantities we expect or at all, which in either case would adversely affect our wholesale revenue.

Our plans also depend on our ability to attract new wholesale partners, which is subject to a number of risks and uncertainties. For example, pending consolidation in the wireless industry, such as the proposed acquisition of T-Mobile USA Inc., which we refer to as T-Mobile, by AT&T Inc., which we refer to as AT&T, may mean that there are fewer potential additional wholesale partners available for us to engage that could provide us with meaningful volume on our network. Also, the addition of competitors such as LightSquared, who plan to offer alternative-technology 4G wholesale services, may also make it more difficult for us to attract new wholesale partners. Additionally, with the current launch by Verizon of a LTE network and AT&T’s launch of its first five LTE markets in September, along with similar announcements from other companies in the industry, the market for our current 4G services may be limited unless we are able to deploy LTE on our network. Any of the foregoing would likely result in us becoming more dependent on our existing wholesale partners, and Sprint in particular, to continue utilizing our services and increasing the sale of our services to their subscribers.

Under the terms of the November 2011 4G MVNO Amendment, we have agreed to provide Sprint with unlimited usage by its retail customers of our WiMAX network at a fixed price for 2012 and 2013. If Sprint’s retail customers’ usage of our WiMAX network increases, Sprint’s payment to us for such usage would be significantly less under the terms of the November 2011 4G MVNO Amendment than under our prior usage-based pricing arrangement. In addition, as a result of the fixed price provisions of the November 2011 4G MVNO Amendment, we may be required to recognize significantly less revenue from Sprint in 2012 than we would have recorded under the prior usage based pricing arrangement. This fixed price arrangement could have a material adverse impact on our business, financial condition, cash flows and results of operations. Additionally, unlimited usage of our networks by Sprint’s customers could put pressure on our networks’ capacity, and we could be required to make additional investments in our networks to meet the capacity needs of Sprint’s customers.

Additionally, our plans to reduce our retail subscriber acquisition costs could result in us generating lower revenues from our retail subscribers than we currently expect, which could also require us to revise our current business plans and projections and/or materially and adversely affect our business prospects, results of operation and financial condition.

We believe we need to deploy LTE on our wireless broadband network, alongside mobile WiMAX, to remain competitive and to generate sufficient revenues for our business; we will incur significant costs to deploy such technology on the network, and will need to raise substantial additional capital to cover such costs.

Although we have expended significant resources and made substantial investments to deploy a 4G mobile broadband network using mobile WiMAX technology, due to a number of developments in the wireless broadband industry, we believe we need to incur the costs and time necessary to deploy LTE technology on our network, alongside mobile WiMAX, for the services we offer to remain competitive over the long-term and for us to be able to generate sufficient revenues for our business by retaining our existing wholesale partners and attracting new partners. A number of factors have led us to this conclusion.

We depend on original equipment manufacturers to continue to develop and produce mobile WiMAX equipment and subscriber devices that will operate on our network, and on Intel Corporation and other manufacturers to cause mobile WiMAX chipsets to be embedded into laptops and other computing devices. While we have deployed our mobile WiMAX technology in launched markets covering approximately 133 million people in the United States as of September 30, 2011, we cannot be assured that vendors will continue to develop and produce new mobile WiMAX subscriber devices in the long term as substantially all of our competitors deploy alternative technologies on their networks.

Additionally, the development of the mobile WiMAX ecosystem, including the adoption of mobile WiMAX by other companies and the availability of mobile WiMAX devices, has not occurred as quickly or extensively as we expected. Other competing technologies, including LTE and HSPA+, have been developed and are gaining increasing market acceptance. With Verizon’s and AT&T’s current launches of LTE networks, along with Sprint’s recent announcement that it plans to deploy LTE on its own network and certain payments from Sprint depending on our LTE network buildout, we now believe that the development and growth of the WiMAX ecosystem will be hindered and the future demand for our mobile WiMAX services appears to be limited. We believe that going forward the development of end user devices by suppliers will focus on LTE devices, which in turn will result in greater numbers of LTE devices becoming available at lower prices, due to the increasing number of service providers relying on LTE. This may allow the providers of LTE to achieve greater economies of scale than providers of WiMAX, making it less expensive for those providers to offer their products and services to subscribers. Also, as LTE becomes more commercially available, and LTE devices become more prevalent, it is likely that our current wholesale partners as well as potential future wholesale partners will desire or demand an

LTE network for their subscribers, and we will need to deploy LTE technology to meet those demands, or risk losing those partners or potential partners and the corresponding revenue.

Due to these developments, we now believe we need to deploy LTE on our network, alongside our current mobile WiMAX technology to remain competitive and to generate sufficient revenues for our business. Such deployment would result in additional costs and risks to us. The additional risks involved in adding LTE to our network would include how quickly we could deploy LTE, the costs incurred in building the LTE network which could be materially higher than we expect if we encounter issues with our vendors, whether our competitors could offer LTE technology at a faster rate or more efficiently than us, the possibility of customer service disruptions during the deployment process, the fact that deployment to a new technology could be more difficult than we expect, and how successful we will be in obtaining customers for our new network. Possible costs of such deployment would include the cost of new equipment that may be required for the new technology, potential additional tower expenses, obsolescence costs associated with equipment for our current technology, and potential impacts on our subscriber base resulting from the deployment of the new technology. Finally, without substantial additional capital, beyond the conditional Sprint prepayment obligations under the November 2011 4G MVNO Amendment, we will not be able to commercially deploy LTE on our network.

Additionally, we continue to face other uncertainties regarding our current mobile WiMAX network. As we continue to build our subscriber base, mobile WiMAX may not continue to perform as we expect, and, therefore, we may not be able to deliver the quality or types of services we expect. We also may discover unanticipated costs associated with maintaining our mobile WiMAX network or delivering services we must offer in order to remain competitive. These risks could reduce our subscriber growth, increase our costs of providing services or increase our churn.

We are obligated to maintain and operate our current WiMAX network through 2015, which may have a material adverse effect on us if our WiMAX network is not profitable or otherwise.

Under the terms of the November 2011 4G MVNO Amendment, we have agreed to maintain and operate our mobile WiMAX network, as it exists on the date of the amendment, through the end of 2015, subject to certain limited exceptions. While these exceptions permit us to terminate service in a limited amount of locations each year or in locations where Sprint does not have any mobile WiMAX usage for a consecutive three month period, we may nonetheless be required to maintain our mobile WiMAX network in geographies where it is not profitable to do so. In addition, even if our mobile WiMAX network is profitable, we may be required to maintain and operate it in circumstances where the expansion of our LTE network would be more profitable. This could have a material adverse effect on our ability to compete with other 4G LTE providers and on our business, prospects, financial condition and results of operations.

If third parties fail to develop and deliver the equipment that we need for our networks, we may be unable to execute our business strategy or operate our business.

For our existing 4G mobile broadband markets and any future 4G mobile broadband deployment, we rely on third parties to continue to develop and deliver in sufficient quantities the network components and subscriber devices necessary for us to build and operate our 4G mobile broadband network. As 4G mobile broadband is a new and highly sophisticated technology, we cannot be certain that these third parties will be successful in their continuing development efforts. The development process for new 4G mobile broadband network components and subscriber devices may be lengthy, has been subject to some short-term delays and may still encounter more significant delays. The lack of WiMAX deployments in the United States by other companies has also hampered development of mobile WiMAX components and devices. If 4G mobile broadband fails to perform as we expect, we may be unable to execute our business strategy and our prospects and results of operations would be harmed.

We may experience difficulties in maintaining and upgrading our 4G network, which could adversely affect subscriber satisfaction, increase subscriber churn and costs incurred, and decrease our revenues.

Our success depends on developing and providing services that give subscribers a high quality experience. We expect to expend significant resources in maintaining our network. As we learn more about the performance of our 4G network, as the number of subscribers using our network increases, as the usage habits of our subscribers change and as we increase our service offerings, we expect to need to upgrade our network to maintain or improve the quality of our services. For example, we have experienced extremely high subscriber demand for data usage in certain parts of our markets. Additionally, we have agreed to provide Sprint with unlimited usage by its retail customers of our WiMAX network, which could also put additional demands on our network. To address this demand we would be required to increase the capacity of our network. Adding such additional capacity would result in additional, unanticipated costs to us. Due to our current funding constraints, we may not be able to make the improvements necessary to add such additional capacity to our network. If we are unable to add such capacity, we could risk subscriber dissatisfaction or loss from poor customer service, or we may have to consider curtailing sales activities in the affected areas.

We may also need to upgrade our 4G network, whether it is mobile WiMAX or LTE, to stay competitive with new technologies introduced by our competitors. These upgrades could include, among other things, increasing the density of our network by building more sites in our markets, or deciding to pursue other, alternative 4G technologies in the future, and we could incur substantial costs in undertaking these actions. If we do not successfully construct, maintain and implement future upgrades to our network, the quality of our services may decline and the rate of our subscriber churn may increase.

Making network upgrades such as increasing our network capacity or network density would involve substantial costs to us given our limited capital resources at this time, we may be constrained from making all the network improvements or enhancements that we deem necessary to maintain our network quality and preserve subscriber satisfaction.

We also may face challenges in managing and operating our 4G network. These challenges could include ensuring the availability of subscriber devices that are compatible with our network and managing sales, advertising, subscriber support, and billing and collection functions of our business while providing reliable network service that meets our subscribers’ expectations. Our failure in any of these areas could adversely affect customer satisfaction, increase subscriber churn, increase our costs, decrease our revenues and otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

We also outsource some operating functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into our existing businesses. For example, Amdocs Software Systems Limited, which we refer to as Amdocs, provides our customer care and billing systems for our retail and wholesale subscribers. Any failure by Amdocs to operate our customer care and billing systems could materially affect our ability to timely and accurately bill our subscribers and record, process and report information, and as a result, our business, system of internal controls, financial condition or results of operations could be materially and adversely affected.

We have significant investments in long-lived assets. Year to date in 2011 we have incurred significant charges resulting from the abandonment and write-down of certain network equipment and cell site development costs, and from lease termination costs relating to cost savings initiatives. If we are unable to improve our results of operations, or are unsuccessful in our efforts to raise sufficient additional funding necessary to complete network projects-in-process, we face the possibility of additional charges for abandonments of long-lived assets, which could have an adverse effect on our financial condition and results of operations.

To date, we have invested heavily in building, deploying and augmenting our network. In connection with the deployment of our network and the substantial completion of our prior build plan, we recorded substantial losses resulting from the abandonment of projects that no longer meet management’s strategic network plans. Due to the uncertainty of the extent and timing of future expansion of the network, as well as our intent to deploy LTE subject to funding, we reviewed all network projects in process. Any projects that no longer fit within management’s strategic network plans were abandoned, resulting in charges of approximately $285.6 million for the nine months ended September 30, 2011. Any network equipment not required to support those future network deployment plans were also written down to expected salvage value, resulting in a charge of approximately $212.1 million for the nine months ended September 30, 2011. Additionally, in connection with cost savings initiatives, we terminated or declined to renew certain unutilized tower leases, resulting in an additional charge related to the abandonment of cell site development costs of approximately $228.3 million for the nine months ended September 30, 2011. As we continue to revise our build plans in response to changes in our strategy, funding availability, technology changes and industry trends, additional projects could be identified for abandonment, for which the associated write-downs could be material.

A number of our significant business arrangements are between us and parties that have an investment in or a fiduciary duty to us, and the terms of those arrangements may not be beneficial to us.

We are party to a number of services, development, supply and licensing agreements with parties that have an ownership or fiduciary relationship with us, including the various commercial agreements with Sprint and the other Investors described elsewhere in this filing. These relationships may create actual or potential conflicts of interest, and may cause the parties to these arrangements to make decisions or take actions that do not reflect our best interests.

Our commercial agreements with Sprint and the other Investors were each entered into concurrently with purchases of shares of our capital stock by such parties or their affiliates. In addition, our various commercial agreements with Sprint and the other Investors provide for, among other things, access rights to towers that Sprint owns or leases, resales by us and certain other Investors of bundled 2G and 3G services from Sprint, resales by Sprint and certain other Investors of our 4G services, most favored reseller status with respect to economic and non-economic terms of certain service agreements, collective development of new 4G services, creation of desktop and mobile applications on our network, the embedding of 4G mobile WiMAX chips into various of our network devices and the development of Internet services and protocols. Except for the agreements with Google and Intel, none of these agreements restricts these parties from entering into similar arrangements with other parties, but rights could be lost if a party enters into a similar relationship.

In addition, under the terms of the Commitment Agreement, we have agreed to indemnify Sprint from any damages arising out of certain claims, including breach of the Equityholders’ Agreement, certain tortuous conduct or acts of fraud, breach of fiduciary duty or violation of anti-trust law, in each case that occurred prior to the date of the Commitment Agreement, by any Investor that has not executed an Equityholder Release. In the event that any Investor was to pursue such a claim against Sprint and was successful, we could be forced to indemnify Sprint for amounts that could be material.

For additional information regarding these relationships, see the section entitled “Certain relationships and related party transactions” of our Form 10-K, which is incorporated into this prospectus supplement by reference.

If we fail to maintain adequate internal controls, or if we experience difficulties in implementing new or revised controls, our business and operating results could be harmed.

Effective internal controls are necessary for us to prepare accurate and complete financial reports and to effectively prevent and detect fraud or material misstatements to our financial statements. If we are unable to maintain effective internal controls, our ability to prepare and provide accurate and complete financial statements may be affected. The Sarbanes-Oxley Act of 2002 requires us to furnish a report by management on internal control over financial reporting, including managements’ assessment of the effectiveness of such control. If we fail to maintain adequate internal controls, or if we experience difficulties in implementing new or revised controls, our business and operating results could be harmed or we could fail to meet our reporting obligations.

For example, during the quarter ended December 31, 2009 and continuing through the quarter ended September 30, 2010, we reported a material weakness in internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We identified a material weakness in internal control over financial reporting related to control deficiencies in our procedures for recording and monitoring the movement of network infrastructure equipment.

Throughout 2010, we implemented certain process improvements and internal controls designed to strengthen the control environment and remediate the material weakness. In the fourth quarter of 2010, we determined that in light of improvements we had made we no longer had a material weakness. During the fourth quarter, management performed an evaluation of the effectiveness of the aforementioned internal controls, and concluded that such control enhancements sufficiently remediate the material weakness identified in the tracking and recording of our network infrastructure equipment and the remaining deficiencies do not rise to the level of a material weakness. We are in the process of implementing an integrated materials resource planning and asset life cycle management system, which we expect will automate existing manual processes further strengthening the internal controls and transaction integrity in our supply chain. Although we believe we have made sufficient progress in remediating these deficiencies so that they no longer represent a material weakness, in the future we may determine that we have other deficiencies in our internal controls that could harm our business operations or cause us to fail to meet our reporting obligations.

Many of our competitors are better established and have significantly greater resources than we have, which may make it difficult to attract and retain subscribers.

The market for broadband access, voice and related services is highly competitive and we compete with several other companies within each of our markets. Some of our competitors are well established with larger and better developed networks and support systems, longer-standing relationships with customers and suppliers, greater name recognition and greater financial, technical and marketing resources than we have. Our competitors may subsidize competing services with revenue from other sources and, thus, may offer their products and services at prices lower than ours. Our competitors may also reduce the prices of their services significantly or may offer broadband connectivity packaged with other products or services.

Our current competitors include:

•

cellular, PCS and other wireless providers offering wireless broadband services and capabilities, including offering broadband services over new technologies such as LTE or HSPA+, which may enable these providers to offer services that are comparable or superior to ours;

•	incumbent and competitive local exchange carriers providing DSL services over their existing wide, metropolitan and local area networks;

•	wireline operators offering high-speed Internet connectivity services and voice communications over cable or fiber optic networks;

•	satellite and fixed wireless service providers offering or developing broadband Internet connectivity and VoIP and other telephony services;

•	municipalities and other entities operating Wi-Fi networks, some of which are free or subsidized;

•	electric utilities and other providers offering or planning to offer broadband Internet connectivity over power lines; and

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resellers, mobile virtual network operators, which we refer to as MVNOs, or wholesalers providing wireless Internet or other wireless services using infrastructure developed and operated by others, including Sprint and certain of the Investors who have the right to sell services purchased from us under the 4G MVNO Agreement.

Our residential voice service will also face significant competition. Primarily, our VoIP service offering will compete with many of our current competitors that also provide voice communications services. Additionally, we may face competition from companies that offer VoIP telephony services over networks operated by third parties.

We expect other existing and prospective competitors to adopt technologies or business plans similar to ours, or seek other means to develop services competitive with ours, particularly if our services prove to be attractive in our target markets. There can be no assurances that there will be sufficient customer demand for services offered over our network in the same markets to allow multiple operators, if any, to succeed. AT&T, Verizon Wireless and T-Mobile have begun to deploy alternative technologies such as LTE and HSPA+, with T-Mobile and AT&T launching HSPA+ service and Verizon Wireless launching LTE service in over 100 markets to date. AT&T, which has announced plans to acquire T-Mobile, also recently began launching its LTE network, starting with five cities in September 2011. Also, the proposed consolidation of AT&T and

T-Mobile may further limit the demand for our wholesale services. Additionally, LightSquared has announced plans to launch a nationwide LTE and satellite network and to offer wholesale LTE services to other communications services providers. Sprint announced in late July 2011 that it has entered into a spectrum and network hosting agreement with LightSquared, which, according to Sprint’s announcement, provides that Sprint’s network would be used as the infrastructure for the development of LightSquared’s network. These services may provide significant competition as they become more widely available in the future.

We rely on third parties to provide certain operating functions that are integral to our business. Any difficulties experienced in our arrangements with these third parties could result in additional expense, loss of subscribers and revenue, and/or interruption of our services.

We recently entered into new agreements with Ericsson to provide day-to-day management of our 4G network, including network engineering, operations and maintenance, and Teletech to oversee our customer service and support functions. Additionally, Amdocs Software Systems Limited has provided our customer care and billing systems for our subscribers for several years. As a result, we must rely on these third parties to perform certain of our operations and, in certain circumstances, interface with our subscribers. Our reliance on others to provide essential services on our behalf gives us less control over the efficiency, timeliness and quality of these services. Additionally, if these third parties terminate their agreements with us or are unable to perform to our requirements, we would have to pursue alternative strategies to provide these services and that could result in delays, interruptions, additional expenses and loss of subscribers, and as a result, our business, system of internal controls, financial condition or results of operations could be materially and adversely affected. Finally, the recent agreements with Ericsson and Teletech resulted in a sizeable number of our employees moving over to new employers. These actions could cause concern and uncertainty among our existing employees, and could result in us experiencing higher than expected voluntary attrition. The resulting loss of any of key personnel or the inability to recruit and retain qualified individuals could adversely affect our ability to implement our business strategy and operate our business.

The industries in which we operate are continually evolving, which makes it difficult to evaluate our future prospects and increases the risk of your investment. Our products and services may become obsolete, and we may not be able to develop competitive products or services on a timely basis or at all.

The broadband services industry is characterized by rapid technological change, competitive pricing, frequent new service introductions, evolving industry standards and changing regulatory requirements. Additionally, demand for our 4G mobile WiMAX network depends in part on the continued development and delivery of new subscriber devices based on the 4G mobile WiMAX standard from third-party suppliers. We believe that our success depends on our ability to anticipate and adapt to these and other challenges and to offer competitive services on a timely basis. We face a number of difficulties and uncertainties associated with our reliance on future technological development, such as:

•	existing service providers may use more traditional and commercially proven means to deliver similar or alternative services;

•	new and existing service providers may use more efficient and/or less expensive technologies, that become more widely adopted, such as LTE;

•	consumers may not subscribe to our services or may not be willing to pay the amount we expect to receive for our services;

•	we may not be able to realize economies of scale;

•	our subscribers may elect to cancel our services at rates that are greater than we expect;

•	we may be unable to respond successfully to advances in competing technologies in a timely and cost-effective manner;

•

we may lack the financial and operational resources necessary to enable the development and deployment of network components and software that do not currently exist and that may require substantial upgrades to or replacements of existing infrastructure; and

•	existing, proposed or undeveloped technologies may render our existing or planned services less profitable or obsolete.

As our services and those offered by our competitors develop, businesses and consumers, including our current subscribers, may not accept our services as an attractive alternative to other means of receiving wireless broadband services.

If we do not obtain and maintain rights to use licensed spectrum in one or more markets, we may be unable to operate in these markets, which could adversely affect our ability to execute our business strategy.

To offer our services using licensed spectrum both in the United States and internationally, we depend on our ability to acquire and maintain sufficient rights to use spectrum through ownership or long-term leases in each of the markets in which we operate or intend to operate. Obtaining the necessary amount of licensed spectrum in these markets can be a long and difficult process that can be costly and require a disproportionate amount of our resources. We may not be able to acquire, lease or maintain the spectrum necessary to execute our business strategy. In addition, we have in the past and may continue to spend significant resources to acquire spectrum in additional or existing markets, even if the amount of spectrum actually acquired in certain markets is not adequate to deploy our network on a commercial basis in all such markets.

Using licensed spectrum, whether owned or leased, poses additional risks to us, including:

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inability to satisfy build-out or service deployment requirements on which some of our spectrum licenses or leases are, or may be, conditioned, which may result in the loss of our rights to the spectrum subject to the requirements, including spectrum held in foreign countries;

•	adverse changes to regulations governing our spectrum rights;

•

inability to use a portion of the spectrum we have acquired or leased due to interference from licensed or unlicensed operators in our band or in adjacent bands or due to international coordination issues;

•	refusal by the FCC, or one or more foreign licensing authorities to recognize our acquisition or lease of spectrum licenses from others or our investments in other license holders;

•

inability to offer new services or to expand existing services to take advantage of new capabilities of our network resulting from advancements in technology due to regulations governing our spectrum rights;

•	inability to obtain or lease more spectrum in the future due to the possible imposition of limits or caps on our spectrum holdings;

•	inability to control leased spectrum due to contractual disputes with, or the bankruptcy or other reorganization of, the license holders, or third parties;

•	failure of the FCC or other regulators to renew our spectrum licenses or those of our lessors as they expire;

•

failure to obtain extensions or renewals of spectrum leases, or an inability to renegotiate such leases, on terms acceptable to us before they expire, which may result in the loss of spectrum we need to operate our network in the market covered by the spectrum leases;

•	potentially significant increases in spectrum prices, because of increased competition for the limited supply of licensed spectrum both in the United States and internationally; and

•	invalidation of our authorization to use all or a significant portion of our spectrum, resulting in, among other things, impairment charges related to assets recorded for such spectrum.

As an example of these risks, most licenses of 2.5 GHz spectrum in the United States, whether it is a BRS or EBS license, are subject to a requirement imposed by the FCC that the holder of the license demonstrates substantial service by May 1, 2011. The FCC granted a request to extend the substantial service deadline for all EBS licenses to November 1, 2011. If a holder fails to demonstrate substantial service by the deadline, the spectrum license may be canceled and made available for re-licensing unless the holder obtains a waiver from the FCC. At the May 1, 2011 deadline for BRS licenses, we made filings protecting all of our owned or leased BRS licenses that had a May 1 substantial service or license renewal deadline. In late October, we made filings, along with our spectrum licensees, to meet the FCC’s construction deadline for our spectrum portfolio of BRS and EBS licenses, which largely fulfilled our outstanding substantial service requirements. Our BRS and EBS substantial service showings are pending at the FCC which has the discretion to grant, reject or request modifications to the showings. In addition, for a small number of licenses covering certain non-urban areas outside of our launched markets, we filed waiver requests asking for a six month extension of the substantial service deadline. The FCC has the discretion to grant, reject or otherwise limit such waiver requests. In addition, if the EBS spectrum is leased from a third party, any failure to satisfy the substantial service requirement, whether or not such failure results in a loss of spectrum, may subject us to claims from the holder of the license that we are in breach of our obligations under the lease, which if adversely determined against us could result in the termination of the lease and/or the payment of monetary damages to the holder.

We expect the FCC to make additional spectrum available from time to time. In early December 2011, a House congressional subcommittee approved legislation authorizing the FCC to create an auction for selling wireless spectrum voluntarily released by television broadcasters. Additionally, other companies hold spectrum rights that could be made available for lease or sale. The availability of additional spectrum in the marketplace could change the market value of spectrum rights generally and, as a result, may adversely affect the value of our spectrum assets.

Interruption or failure of our information technology and communications systems could impair our ability to provide our services, which could damage our reputation and harm our operating results.

We have experienced service interruptions in some markets in the past and we may experience service interruptions or system failures in the future. Any service interruption adversely affects our ability to operate our business and could result in an immediate loss of revenues or increase in churn. If we experience frequent or persistent system or network failures, our reputation and brand could be permanently harmed. We may make significant capital expenditures in an effort to increase the reliability of our systems, but these capital expenditures may not achieve the results we expect.

Our services depend on the development and continuing operation of various information technology and communications systems, including our billing system, some of which are not within our control. Currently, we do not have in place information technology and communication systems that will meet all of our future business requirements. Thus, we must be able to develop these information technology and communication systems, and any failure to do so may limit our ability to offer the services we intend to offer and may adversely affect our operating results. Any damage to or failure of our current or future information technology and communications systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our network is unreliable. Our systems are vulnerable to damage or interruption from earthquakes and other natural disasters, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be adequate. The occurrence of a natural disaster or unanticipated problems at our network centers could result in lengthy interruptions in our service and adversely affect our operating results.

Our substantial indebtedness could adversely affect our financial flexibility and prevent us from fulfilling our obligations under the notes issued in connection with our recent debt offerings, which we refer to as the Notes.

We have, and will continue to have, a significant amount of indebtedness. As of September 30, 2011, we have approximately $4.30 billion of outstanding indebtedness. Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our substantial indebtedness could have other important consequences and significant effects on our business.

For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the Notes;

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures for improving and expanding our network, and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from taking advantage of opportunities to grow our business;

•	make it more difficult to satisfy our financial obligations, including payments on the Notes;

•	place us at a competitive disadvantage compared to our competitors that have less debt obligations; and

•

limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes on satisfactory terms or at all.

Restrictive covenants in the indentures governing the Notes may limit our current and future operations, particularly our ability to respond to changes in our business or to pursue our business strategies.

The indentures governing the Notes, which we refer to as the Indentures, contain, and any future indebtedness of ours may contain, a number of restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to take actions that we believe may be in our interest. The Indentures, among other things, limits our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into agreements that restrict distributions from restricted subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	merge, consolidate or sell substantially all of our assets;

•	make investments and acquire assets;

•	make certain payments on indebtedness; and

•	issue certain preferred stock or similar equity securities.

A breach of the covenants or restrictions under the Indentures could result in a default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross default provision applies. In the event our lenders and noteholders accelerate the repayment of our borrowings, we cannot assure that we and our subsidiaries would have sufficient assets to repay such indebtedness.

Our ability to obtain future financing or to sell assets could be adversely affected because a very large majority of our assets have been pledged as collateral for the benefit of the holders of the Notes. In addition our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of additional financing.

If our data security measures are breached or subscriber data is compromised, subscribers may perceive our network and services as not secure.

Our network security and the authentication of our subscriber credentials are designed to prevent unauthorized access to data on our network. Because techniques used to obtain unauthorized access to or to sabotage networks change frequently and may not be recognized until launched against us, we may be unable to anticipate or implement adequate preventive measures against unauthorized access or sabotage. Consequently, unauthorized parties may overcome our network security and obtain access to data on our network, including on a device connected to our network. In addition, because we operate and control our network and our subscribers’ Internet connectivity, unauthorized access or sabotage of our network could result in damage to our network and to the computers or other devices used by our subscribers. An actual or perceived breach of network security, regardless of our responsibility, could harm public perception of the effectiveness of our security measures, adversely affect our ability to attract and retain subscribers, expose us to significant liability and adversely affect our business prospects.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our ability to achieve our business objectives. If we fail to comply with these regulations, we may be subject to penalties including fines and suspensions, which may adversely affect our financial condition and results of operations.

Our acquisition, lease, maintenance and use of spectrum licenses are extensively regulated by federal, state, local and foreign governmental entities. These regulations are subject to change over time. In addition, a number of other federal, state, local and foreign privacy, security and consumer laws also apply to our business, including our interconnected VoIP telephony service. These regulations and their application are subject to continual change as new legislation, regulations or amendments to existing regulations are adopted from time to time by governmental or regulatory authorities, including as a result of judicial interpretations of such laws and regulations. Current regulations directly affect the breadth of services we are able to offer and may impact the rates, terms and conditions of our services. FCC spectrum licensing, service and other current or future rules, or interpretations of current or future rules, could affect the breadth of the IP-based broadband services we are able to offer, including VoIP telephony, video and certain other services. Regulation of companies that offer competing services, such as cable and DSL providers and incumbent telecommunications carriers, also affects our business indirectly.

In order to provide “interconnected” VoIP service, we need to obtain, on behalf of our subscribers, North American Numbering Plan telephone numbers, the availability of which may be limited in certain geographic areas of the United States and subject to other regulatory restrictions. As an “interconnected” VoIP and facilities-based wireless broadband provider, we are required under FCC rules to comply with the Communications Assistance for Law Enforcement Act, which requires service providers to build certain capabilities into their networks and to accommodate wiretap requests from law enforcement agencies. We are also required to comply with FCC number portability and discontinuance of service rules.

In addition, the FCC or other regulatory authorities may in the future restrict our ability to manage subscribers’ use of our network, thereby limiting our ability to prevent or manage subscribers’ excessive bandwidth demands. To maintain the quality of our network and user experience, we manage our network by limiting the bandwidth used by our subscribers during periods of network congestion. These practices are set forth in our Acceptable Use Policy. Some providers and users have objected to network management practices of telecommunications carriers. If the FCC or other regulatory authorities were to adopt regulations that constrain our ability to employ bandwidth management practices, excessive bandwidth use would likely reduce the quality of our services for all subscribers. A decline in the quality of our services could harm our business, or even result in litigation from dissatisfied subscribers.

In certain of our international markets, we may be required to obtain a license for the use of regulated radio frequencies from national, provincial or local regulatory authorities before providing our services. Where required, regulatory authorities may have significant discretion in granting the licenses and in determining the conditions for use of the frequencies covered by the licenses, and are often under no obligation to renew the licenses when they expire. Additionally, even where we currently hold a license or successfully obtain a license in the future, we may be required to seek modifications to the license or the regulations applicable to the license to implement our business strategy. For example, in certain international markets, the licenses we hold, and the applicable rules and regulations, currently do not specifically permit us to provide mobile services. Thus, before offering mobile services to our subscribers in those markets, absent action by the regulatory authorities to modify the licenses and applicable rules, we may need to obtain the approval of the proper regulatory authorities.

The breach of a license or applicable law, even if inadvertent, can result in the revocation, suspension, cancellation or reduction in the term of a license or the imposition of fines. In addition, regulatory authorities may grant new licenses to third parties, resulting in greater competition in territories where we already have rights to licensed spectrum. In order to promote competition, the FCC or other regulatory authorities may also require that third parties be granted access to our bandwidth, frequency capacity, facilities or services. We may not be able to obtain or retain any required license, and we may not be able to renew our licenses on favorable terms, or at all.

We may be unable to protect our intellectual property, which could reduce the value of our services and our brand.

Our ability to compete effectively depends on our ability to protect our proprietary network and system designs. We may not be able to safeguard and maintain our proprietary rights. We rely on patents, trademarks and policies and procedures related to confidentiality to protect our intellectual property. Some of our intellectual property, however, is not covered by any of these protections. Any failure to protect our intellectual property, including a failure to obtain requested patents or trademark registrations, may reduce the value of our services and our brand or may result in the loss of rights in which we have invested significant time or costs.

Our pending patent applications may not be granted or, in the case of patents issued or to be issued, the claims allowed may not be sufficiently broad to protect our intellectual property. Even if all of our patent applications were issued and were sufficiently broad, our patents may be challenged or invalidated. In addition, the United States Patent and Trademark Office may not grant federal registrations based on our pending trademark applications. Even if federal registrations are granted, these trademark rights may be challenged. Moreover, patent and trademark applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any foreign patents may be difficult and expensive to obtain and enforce. We could, therefore, incur substantial costs in prosecuting patent and trademark infringement suits or otherwise protecting our intellectual property rights.

We could be subject to claims that we have infringed on the intellectual property rights of others, which claims would likely be costly to defend, could require us to pay damages and could limit our ability to use necessary technologies in the future.

Competitors or other persons may have independently developed or patented technologies or processes that are substantially equivalent or superior to ours or that are necessary to permit us to deploy and operate our network, whether based on legacy or 4G mobile WiMAX technology, or to offer additional services, such as VoIP, or competitors may develop or patent such technologies or processes in the future. These persons may claim that our services and products infringe on these patents or other proprietary rights. For instance, certain third parties claim that they hold patents relating to certain aspects of 4G LTE, mobile WiMAX and VoIP technology. These third parties may seek to enforce these patent rights against the operators of 4G mobile WiMAX networks and VoIP telephony service providers, such as us. Defending against infringement claims can be time consuming, distracting and costly, even if the claims prove to be without merit. If we are found to be infringing the proprietary rights of a third party, we could be enjoined from using such third party’s rights, may be required to pay substantial royalties and damages, and may no longer be able to use the intellectual property subject to such rights on acceptable terms or at all. Failure to obtain licenses to intellectual property held by third parties on reasonable terms, or at all, could delay or prevent the development or deployment of our services and could cause us to expend significant resources to develop or acquire non-infringing intellectual property.

Some of the 4G devices utilized by our wholesale partners and their service providers may infringe on intellectual property rights owned by others.

Some of our wholesale partners purchase 4G devices from third party suppliers that incorporate or utilize intellectual property. Some of these suppliers have received, and may receive in the future, assertions and claims from third parties that the devices utilized by our wholesale partners or their suppliers infringe on the patents or other intellectual property rights of these third parties. These claims could require our wholesale partners or an infringing supplier to cease selling certain 4G devices that utilize our network. For example, Sprint obtains some of its CDMA handsets from HTC Corp. Apple Inc. has filed an action with the International Trade Commission (the “ITC”) and with U.S. District Courts accusing HTC of patent infringement and an ITC judge has issued an Initial Determination that HTC has infringed two Apple patents. HTC is seeking a reversal of that decision by the International Trade Commission. Apple’s claims against HTC, if successful, could require Sprint to cease providing certain 4G devices. If Sprint is required to cease selling such devices, it could have an adverse effect on the revenues we receive from Sprint.

Our retail business depends, in part, on a strong brand, and if we do not develop, maintain and enhance our brands, our ability to attract and retain retail subscribers may be impaired and our retail business and operating results may be adversely affected.

We believe that our brands are an important part of our retail business. Maintaining and enhancing our brands may require us to make substantial investments with no assurance that these investments will be successful. If we fail to promote and maintain strong brands, or if we incur significant expenses to promote the brands and are still unsuccessful in maintaining a strong brand, the prospects, operating results and financial condition of our retail business may be adversely affected.

We rely on highly skilled executives and other personnel. If we cannot retain and motivate key personnel, we may be unable to implement our business strategy.

Our future success depends largely on the expertise and reputation of the members of our senior management team. Loss of any of our key personnel or the inability to recruit and retain qualified individuals for our domestic and international operations could adversely affect our ability to implement our business strategy and operate our business.

Risks relating to our common stock

The interests of the controlling stockholders of Clearwire may conflict with your interests as stockholders.

Sprint, the Investors and Eagle River own a majority of the voting power of Clearwire through ownership of Class A Common Stock or Class B Common Stock. Sprint, the Investors and Eagle River may have interests that diverge from those of other holders of Clearwire’s capital stock. Each of Sprint, the Investors and Eagle River are a party to the Equityholders’ Agreement, which requires, among other things, the approval of:

•

75% of the voting power of all outstanding stock of Clearwire for certain actions, including any merger, consolidation, share exchange or similar transaction and any issuance of capital stock that would constitute a change of control of Clearwire or any of its subsidiaries;

•

each of Sprint, Intel and the representative for Comcast, Time Warner Cable, Bright House Networks and Google, who we collectively refer to as the Strategic Investors, as a group, so long as each of Sprint, Intel and the Strategic Investors, as a group, respectively, owns securities representing at least 5% of the outstanding voting power of Clearwire, in order to:

•

amend the Clearwire’s Amended and Restated Certificate of Incorporation, which we refer to as the Charter, the bylaws of Clearwire, which we refer to as the Bylaws, or the Amended and Restated Operating Agreement governing Clearwire Communications, which we refer to as the Operating Agreement;

•	change the size of the Clearwire board of directors;

•	liquidate Clearwire or Clearwire Communications or declare bankruptcy of Clearwire or its subsidiaries;

•

effect any material capital reorganization of Clearwire or any of its material subsidiaries, including Clearwire Communications, other than a financial transaction (including securities issuances) in the ordinary course of business;

•	take any action that could cause Clearwire Communications or any of its material subsidiaries to be taxed as a corporation for federal income tax purposes; and

•	subject to certain exceptions, issue any Class B Common Stock or any equity interests of Clearwire Communications;

•

Eagle River, for so long as Eagle River owns at least 50% of the shares of the Clearwire common stock received by it in the Merger Transactions, and the proposed action would disproportionately and adversely affect Eagle River, the public stockholders of Clearwire or Clearwire in its capacity as a member of Clearwire Communications, in order to amend the Charter, the Bylaws or the Operating Agreement or to change the size of the Clearwire board of directors; and

•

each of Sprint, Intel and the Strategic Investors, as a group, so long as each of Sprint, Intel and the Strategic Investors, as a group, respectively, owns both (1) at least 50% of the number of shares of Clearwire common stock received by it in the Transactions and (2) securities representing at least 5% of the outstanding voting power of Clearwire, in order for Clearwire to enter into a transaction involving the sale of a certain percentage of the consolidated assets of Clearwire and its subsidiaries to, or the merger of Clearwire with, certain specified competitors of the Investors.

The Equityholders’ Agreement also contains provisions related to restrictions on transfer of Class A Common Stock and Class B Common Stock, rights of first offer and pre-emptive rights.

As a result, Sprint, the Investors and Eagle River may be able prevent the taking of actions that align with your best interests as a stockholder. The interests of Sprint, the Investors and Eagle River may not be aligned with your interests as a stockholder.

Clearwire is a “controlled company” within the meaning of the NASDAQ Marketplace Rules and relies on exemptions from certain corporate governance requirements.

Sprint beneficially owned approximately 49.6% of the outstanding voting power of Clearwire as of September 30, 2011. In addition, the Investors collectively owned approximately 26.1% and Eagle River owned approximately 4.2% of the outstanding voting power of Clearwire. For further information, please see “Certain relationships and related party transactions—Relationships among certain stockholders, directors and officers of Clearwire” of our Form 10-K, which is incorporated into this prospectus by reference. The Equityholders’ Agreement governs the voting of shares of Class A Common Stock and Class B Common Stock held by each of the parties thereto in certain circumstances, including with respect to the election of the individuals nominated to the Clearwire board of directors by Sprint, the Investors and Eagle River.

As a result of the combined voting power of Sprint, the Investors and Eagle River and the Equityholders’ Agreement, Clearwire relies on exemptions from certain NASDAQ corporate governance standards. Under the NASDAQ Marketplace Rules, a company of which more than 50% of the voting power is held by single person or a group of people is a “controlled company” and may elect not to comply with certain NASDAQ corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•

the compensation of officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors; and

•

director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors with a written charter or board resolution addressing the nomination process.

If Clearwire chooses to no longer rely on these exemptions in the future it will be subject to all of the NASDAQ corporate governance requirements.

The corporate opportunity provisions in the Charter could enable certain of Clearwire’s stockholders to benefit from corporate opportunities that might otherwise be available to Clearwire.

The Charter contains provisions related to corporate opportunities that may be of interest to both Clearwire and certain of its stockholders, including the Investors and Eagle River, who are referred to in the Charter as the Founding Stockholders. These provisions provide that unless a director is an employee of Clearwire, such person does not have a duty to present to Clearwire a corporate opportunity of which he or she becomes aware, except where the corporate opportunity is expressly offered to such person primarily in his or her capacity as a director of Clearwire.

In addition, the Charter expressly provides that the Founding Stockholders may, and have no duty not to, engage in any businesses that are similar to or competitive with that of Clearwire, do business with Clearwire competitors, subscribers and suppliers, and employ Clearwire’s employees or officers. The Founding Stockholders or their affiliates may deploy competing wireless broadband networks or purchase broadband services from other providers. Further, we may also compete with the Founding Stockholders or their affiliates in the area of employee recruiting and retention. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the Founding Stockholders to themselves or their other affiliates or we lose key personnel to them.

The market price of our Class A Common Stock has been and may continue to be volatile.

The trading price of our Class A Common Stock could be subject to significant fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our competitors, either alone or in comparison to analyst’s expectations;

•	announcements by us or our competitors of acquisitions, new products or services,

•	significant contracts, commercial relationships or capital commitments;

•	announcements by us regarding the entering into, or termination of, material transactions;

•	disruption to our operations or those of other companies critical to our network operations;

•	the emergence of new competitors or new technologies;

•	market perceptions relating to the deployment of 4G mobile networks by other operators;

•	our ability to develop and market new and enhanced products on a timely basis;

•	seasonal or other variations in our subscriber base;

•	commencement of, or our involvement in, litigation;

•	availability of additional spectrum;

•	dilutive issuances of our stock or the equity of our subsidiaries, including on the exercise of outstanding warrants and options, or the incurrence of additional debt;

•	changes in our board or management;

•	adoption of new accounting standards;

•	Sprint’s performance may have an effect on the market price of our Class A Common Stock even though we are a separate, stand-alone company;

•	changes in governmental regulations or the status of our regulatory approvals;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements regarding mobile WiMAX and other technical standards;

•	the availability or perceived availability of additional capital and market perceptions relating to our access to such capital; and

•	general economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for shares of technology companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. We believe the price of our Class A Common Stock may be subject to continued volatility. In addition, in the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation or stockholder derivative suits have often been instituted against those companies. Such litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

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authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A Common Stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If no securities or industry analysts cover our company, the trading price for our Class A Common Stock would be negatively impacted. If one or more of the analysts who covers us downgrades our Class A Common Stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A Common Stock could decrease, which could cause our stock price and trading volume to decline.

Investors in this offering do not have preemptive rights to any shares issued by us in the future.

Investors purchasing shares in this offering may experience dilution of their equity investment if we:

•	sell additional common shares in the future, whether publicly or privately;
•	sell securities that are convertible into common shares;
•	issue restricted shares to our officers, directors or employees; or
•	issue common stock upon the exercise of options.

After giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our future earnings per share. The actual amount of dilution from this offering, or from any future offering of common or preferred stock, will be based on numerous factors and cannot be determined at this time. Additionally, the market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market pursuant to this offering, or otherwise, or as a result of the perception or expectation that such sales could occur.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our Class A Common Stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including our Notes and other indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deem relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our Class A Common Stock which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A Common Stock.

The issuance of Class A Common Stock in this offering likely will trigger an ownership change of Clearwire for purposes of Section 382 of the Code that will limit the ability of Clearwire to use its net operating losses to offset its income and gain in the future. If use of its net operating losses is limited, there is an increased likelihood that Clearwire Communications will be required to make a tax distribution to Clearwire, together with corresponding proportionate distributions to the other members.

Any limitation on the ability of Clearwire to use its net operating losses, which we refer to as NOLs, to offset income of Clearwire Communications allocable to Clearwire increases the likelihood that Clearwire Communications will be required to make a mandatory tax distribution to Clearwire, together with corresponding proportionate distributions to the other members, as discussed below. If Clearwire Communications does not have sufficient liquidity to make those distributions, it may be forced to borrow funds, issue equity or sell assets on terms that are unfavorable to Clearwire Communications. Sales of assets in order to enable Clearwire Communications to make the necessary distributions could further increase the tax liability of Clearwire, resulting in the need to make additional distributions and, as discussed below, possible additional tax loans to Sprint.

At present, Clearwire has substantial NOLs for United States federal income tax purposes. In particular, we believe that Clearwire’s cumulative tax loss as of September 30, 2011, for United States federal income tax purposes, was approximately $2.6 billion. A portion of Clearwire’s NOLs is subject to certain annual limitations imposed under Section 382 of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code. Subject to the existing Section 382 limitations, the new Section 382 limitation that likely will arise as a result of this offering (discussed in greater detail immediately below) and the possibility that further limitations under Sections 382 and 384 may arise in the future, Clearwire’s NOLs generally will be available to offset items of income and gain allocated to Clearwire by Clearwire Communications.

The use by Clearwire of its NOLs may be further limited if Clearwire undergoes an ownership change, within the meaning of Section 382 of the Code, which we refer to as a Tax Ownership Change. Broadly, Clearwire will have a Tax Ownership Change if, over a three-year period, the portion of the stock of Clearwire, by value, owned by one or more “five-percent stockholders” increases by more than 50 percentage points. For this purpose, shareholders that own less than five percent of the stock of Clearwire are aggregated into one or more separate “public groups,” each of which is treated as a five-percent stockholder. As of December 1, 2011, Clearwire believes that the percentage increase in the ownership of its stock by one or more five-percent stockholders over the preceding three-year period, for purposes of Section 382, is more than 30 percentage points. While the matter is not free from doubt, Clearwire believes that the issuance of Class A Common Stock in this offering will cause additional percentage increases in the ownership of its stock, for purposes of Section 382, that are sufficient to trigger a Tax Ownership Change. The computation of these percentage increases is subject to numerous factual and legal uncertainties, including certain unresolved issues as to the proper interpretation of Section 382, and there can be no assurance that the Internal Revenue Service or a court will agree with Clearwire’s calculation.

If Clearwire undergoes a Tax Ownership Change, then the amount of the pre-change NOLs of Clearwire that may be used to offset income of Clearwire arising in each taxable year after the Tax Ownership Change generally will be limited to the product of the fair market value of the stock of Clearwire at the time of the Tax Ownership Change and a specified rate based on long-term tax-exempt bond yields. For December 2011, that rate is 3.55 percent. Further, if, at the time of a Tax Ownership Change, Clearwire has a so-called net unrealized built-in loss or NUBIL, meaning that the aggregate adjusted tax basis of its assets exceeds the aggregate fair market value of its assets by more than a specified de minimis amount, then, broadly, any portion of the built-in loss on a particular asset that is recognized by Clearwire during the five-year period beginning on the date of the Tax Ownership Change will be treated as a pre-change NOL and therefore will be subject to the annual Section 382 limitation. Similarly, depreciation or amortization on a particular asset held by Clearwire that arises during that five-year period and that is attributable to the built-in loss on the asset will be treated as a pre-change NOL and therefore will be subject to the annual Section 382 limitation. However, the aggregate amount of built-in loss that is treated as a pre-change loss under these rules cannot exceed the amount of Clearwire’s NUBIL at the date of the Tax Ownership Change.

Based on the recent trading price of the Class A Common Stock and the anticipated price of the Class A Common Stock in this offering, the amount of the annual Section 382 limitation that will result from a Tax Ownership Change of Clearwire that occurs as a result of this offering will be substantially lower than the Section 382 limitation that would have resulted from a Tax Ownership Change previously. In particular, if a Tax Ownership Change occurs at such a trading price, then it is likely that under Section 382 Clearwire permanently will be unable to use the bulk of its NOLs that arose before the Tax Ownership Change to offset future taxable income.

In general, and subject to the NUBIL rules discussed above, a Tax Ownership Change at this time will not affect NOLs that arise after the Tax Ownership Change. However, those NOLs potentially will be subject to limitation if Clearwire has one or more subsequent Tax Ownership Changes after the NOLs arise. An exchange by Sprint or an Investor of Class B non-voting common interests in Clearwire Communications, which we refer to as Class B Common Interests (and which we refer to, collectively with the Class A non-voting common interests in Clearwire Communications , as Clearwire Communications Common Interests), and Class B Common Stock, for Class A Common Stock, or the exchange by a holder of the 8.25% exchangeable notes due 2040 issued by Clearwire Communications, which we refer to as the Exchangeable Notes, of such notes for shares of Class A Common Stock, may cause or contribute to a Tax Ownership Change of Clearwire. Clearwire has no control over the timing of any such exchange.

Separately, under Section 384 of the Code, Clearwire may not be permitted to offset built-in gain in assets acquired by it in certain tax-free transactions, if the gain is recognized within five years of the acquisition of the built-in gain assets, with Clearwire’s NOLs arising before the acquisition of the built-in gain assets. Section 384 may apply to built-in gain to which Clearwire succeeds in the case of a holding company exchange by Sprint or an Investor.

The tax allocation methods adopted by Clearwire Communications are likely to result in disproportionate allocations of taxable income to Clearwire.

In connection with the formation of Clearwire Communications in 2008, Clearwire and Sprint contributed to Clearwire Communications assets that had a material amount of built-in gain for income tax purposes—meaning that the fair market value ascribed to those assets at the time of contribution, as reflected in the initial capital account balances and percentage interests in Clearwire Communications received by Clearwire and Sprint, was greater than the then-current basis of those assets for tax purposes. We refer to contributed assets that had a fair market value that exceeds the tax basis of those assets on the date of contribution as built-in gain assets. Under Section 704(c) of the Code, items of income, gain, loss or deduction of Clearwire Communications must be allocated among its members for tax purposes in a manner that takes account of the difference between the tax basis and the fair market value of the built-in gain assets. The built-in gain assets of Clearwire Communications with the largest amounts of built-in gain are spectrum and other intangible property.

Clearwire Communications maintains a capital account for each member, which reflects the fair market value of the property contributed by that member to Clearwire Communications and the amount of which generally corresponds to the member’s percentage interest in Clearwire Communications. For capital account purposes, Clearwire Communications amortizes the value of the contributed built-in gain assets, generally on a straight-line basis over a period of up to 15 years, and each member is allocated amortization deductions, generally on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by the member as compared to the total number of Clearwire Communications Common Interests. Tax amortization on a built-in gain asset, which is based on the tax basis of that asset, is allocated first to the non-contributing members (meaning members other than Clearwire, in the case of former Clearwire assets, and members other than Sprint, in the case of former Sprint assets), in an amount up to the capital account amortization allocated to that member with respect to that asset. Thus, the consequence of the built-in gain is that Clearwire, in the case of former Clearwire assets, is allocated amortization deductions for tax purposes that are less than its share of the capital account amortization with respect to those assets. In effect, Clearwire recognizes over time, in the form of lower tax amortization deductions, the built-in gain for which it was given economic credit at the time of formation of Clearwire Communications.

If there is not enough tax basis in a built-in gain asset to make tax allocations of amortization deductions to the non-contributing members in an aggregate amount equal to their capital account amortization with respect to that asset, then the regulations under Section 704(c) of the Code permit the members to choose one of several methods to account for this difference. Under the Operating Agreement, all of the built-in gain assets contributed by Clearwire and 50% of the built-in gain in the assets contributed by Sprint are accounted for under the so-called “remedial” method. Under that method, the non-contributing members are allocated “phantom” tax amortization deductions in the amount necessary to cause their tax amortization deductions to be equal to their capital account amortization on the built-in gain asset, and the contributing member (Clearwire, in the case of former Clearwire assets) is allocated a matching item of phantom ordinary income. The remedial method is intended to ensure that the entire tax burden with respect to the built-in gain on a built-in gain asset is borne by the contributing member. Under the Operating Agreement, the remaining 50% of the built-in gain in the assets contributed by Sprint is accounted for under the so-called “traditional” method. Under that method, the tax amortization deductions allocated to the non-contributing members with respect to a built-in gain asset are limited to the actual tax amortization arising from the built-in gain asset. The effect of the traditional method is that some of the tax burden with respect to the built-in gain on a built-in gain asset is shifted to the non-contributing members, in the form of reduced tax amortization deductions.

The use of the remedial method for all of the former Clearwire assets, but for only a portion of the former Sprint assets, means that Clearwire will bear the entire tax burden with respect to the built-in gain on the former Clearwire assets, and will have shifted to it a portion of the tax burden with respect to the built-in gain on the former Sprint assets. Accordingly, Clearwire is likely to be allocated a share of the taxable income of Clearwire Communications that exceeds its proportionate economic interest in Clearwire Communications, and Clearwire may incur a material liability for taxes. Subject to the existing and possible future limitations on the use of Clearwire’s NOLs under Section 382 and Section 384 of the Code (including the limitation expected to arise as a result of this offering), Clearwire’s NOLs are generally expected to be available to offset, to the extent of these NOLs, items of income and gain allocated to Clearwire by Clearwire Communications. Clearwire Communications is required to make distributions to Clearwire in amounts necessary to pay all taxes reasonably determined by Clearwire to be payable with respect to its distributive share of the taxable income of Clearwire Communications, after taking into account the net operating loss deductions and other tax benefits reasonably expected to be available to Clearwire.

Sales of certain former Clearwire assets by Clearwire Communications may trigger taxable gain to Clearwire.

If Clearwire Communications sells in a taxable transaction a former Clearwire asset that had built-in gain at the time of its contribution to Clearwire Communications, then, under Section 704(c) of the Code, the tax gain on the sale of the asset generally will be allocated first to Clearwire in an amount up to the remaining (unamortized) portion of the built-in gain on the former Clearwire asset. Under the Operating Agreement, unless Clearwire Communications has a bona fide non-tax business need (as defined in the Operating Agreement), Clearwire Communications will not enter into a taxable sale of former Clearwire assets that are intangible property and that would cause Clearwire to be allocated under Section 704(c) more than $10 million of built-in gains during any 36-month period. For this purpose, Clearwire Communications will have a bona fide non-tax business need with respect to the sale of former Clearwire assets, if (1) the taxable sale of the former Clearwire assets will serve a bona fide business need of Clearwire Communications’ wireless broadband business and (2) neither the taxable sale nor the reinvestment or other use of the proceeds is significantly motivated by the desire to obtain increased income tax benefits for the members or to impose income tax costs on Clearwire. Accordingly, Clearwire may recognize built-in gain on the sale of former Clearwire assets (1) in an amount up to $10 million, in any 36-month period, and (2) in greater amounts, if the standard of bona fide non-tax business need is satisfied. If Clearwire Communications sells former Clearwire assets with unamortized built-in gain, then Clearwire is likely to be allocated a share of the taxable income of Clearwire Communications that exceeds its proportionate economic interest in Clearwire Communications, and may incur a material liability for taxes. However, subject to the existing and possible future limitations on the use of Clearwire’s NOLs under Section 382 and Section 384 of the Code (including the limitation expected to arise as a result of this offering), and subject to the NUBIL discussion above, Clearwire’s NOLs are generally expected to be available to offset, to the extent of these NOLs, items of income and gain allocated to Clearwire by Clearwire Communications. Clearwire Communications is required to make distributions to Clearwire in amounts necessary to pay all taxes reasonably determined by Clearwire to be payable with respect to its distributive share of the taxable income of Clearwire Communications, after taking into account the net operating loss deductions and other tax benefits reasonably expected to be available to Clearwire.

Sprint and the Investors may shift to Clearwire the tax burden of additional built-in gain through a holding company exchange.

Under the Operating Agreement, Sprint or an Investor may effect an exchange of Clearwire Communications Class B Common Interests and Clearwire Class B Common Stock for Clearwire Class A Common Stock by transferring to Clearwire the assets of a holding company that owns the Clearwire Communications Class B Common Interests and Clearwire Class B Common Stock in a transaction intended to be tax-free for United States federal income tax purposes (which the Operating Agreement refers to as a holding company exchange). In particular, if Clearwire, as the managing member of Clearwire Communications has approved a taxable sale by Clearwire Communications of former Sprint assets that are intangible property and that would cause Sprint to be allocated under Section 704(c) of the Code more than $10 million of built-in gain during any 36-month period, then, during a specified 15-business-day period, Clearwire Communications will be precluded from entering into any binding contract for the taxable sale of the former Sprint assets, and Sprint will have the right to transfer Clearwire Communications Class B Common Interests and Clearwire Class B Common Stock to one or more holding companies, and to transfer the assets of those holding companies to Clearwire in holding company exchanges. In any holding company exchange, Clearwire will succeed to all of the built-in gain and other tax characteristics associated with the transferred Clearwire Communications Class B Common Interests, including (1) in the case of a transfer by Sprint, any remaining portion of the built-in gain existing at the formation of Clearwire Communications and associated with the transferred Clearwire Communications Class B Common Interests, and any Section 704(c) consequences associated with that built-in gain, and (2) in the case of any transfer, any built-in gain arising after the formation of Clearwire Communications and associated with the transferred Clearwire Communications Class B Common Interests. Section 384 of the Code may limit the ability of Clearwire to use its NOLs arising before the holding company exchange to offset any built-in gain of Sprint or an Investor to which Clearwire succeeds in such an exchange. Accordingly, Clearwire may incur a material liability for taxes as a result of a holding company exchange, even if it has substantial NOLs. Clearwire Communications is required to make distributions to Clearwire in amounts necessary to pay all taxes reasonably determined by Clearwire to be payable with respect to its distributive share of the taxable income of Clearwire Communications, after taking into account the net operating loss deductions and other tax benefits reasonably expected to be available to Clearwire.

Mandatory tax distributions may deprive Clearwire Communications of funds that are required in its business.

Under the Operating Agreement, Clearwire Communications will make distributions to its members, generally on a pro rata basis in proportion to the number of Clearwire Communications Common Interests held by each member, in amounts so that the aggregate portion distributed to Clearwire in each instance will be the amount necessary to pay all taxes then reasonably determined by Clearwire to be payable with respect to its distributive share of the taxable income of Clearwire Communications (including any items of income, gain, loss or deduction allocated to Clearwire under the principles of Section 704(c) of the Code), after taking into account all net operating loss deductions and other tax benefits reasonably expected to be available to Clearwire. These mandatory tax distributions, which must be made on a pro rata basis to all members even if those members are allocated less income, proportionately, than is Clearwire, may deprive Clearwire Communications of funds that are required in its business.

Tax loans Clearwire Communications may be required to make to Sprint in connection with the sale of certain former Sprint built-in gain assets may deprive Clearwire Communications of funds that are required in its business.

Under the Operating Agreement, if Clearwire Communications or any of its subsidiaries enters into a transaction that results in the recognition of any portion of the built-in gain with respect to a former Sprint asset (other than in connection with the dissolution of Clearwire Communications or the disposition of certain specified Sprint assets), Clearwire Communications will be required, upon delivery by Sprint of a timely request therefor, to make a tax loan to Sprint on the terms set forth in the Operating Agreement. The principal amount of any tax loan to Sprint will be the amount by which the built-in gain recognized by Sprint on the sale of former Sprint assets exceeds any tax losses allocated by Clearwire Communications to Sprint in the taxable year in which the sale of such built-in gain assets occurs, multiplied by then-highest marginal federal and state income tax rates applicable to corporations resident in the state in which Sprint’s principal corporate offices are located (taking into account the deductibility of state taxes for federal income tax purposes). Interest on any tax loan will be payable by Sprint to Clearwire Communications semiannually at a floating rate equal to the higher of (a) the interest rate for Clearwire Communications’ unsecured floating rate indebtedness and (b) the interest rate for Sprint’s unsecured floating rate indebtedness plus 200 basis points. Principal on any tax loan to Sprint is payable in equal annual installments from the loan date to the later of (x) November 28, 2023 or (y) the first anniversary of the loan date. Any tax loan that Clearwire Communications is required to make to Sprint may deprive Clearwire Communications of funds that are required in its business.

Use of proceeds

The net proceeds to us from the sale of our Class A Common Stock offered hereby is estimated to be approximately $         million after deducting underwriters’ commissions of $         million, but before deducting expenses for the offering which are estimated to be $         million. We intend to use the net proceeds of the sale of the Class A Common Stock for the deployment of mobile 4G LTE technology alongside the mobile 4G WiMAX technology currently on our network and the deployment and operation of our mobile 4G LTE and WiMAX network and for general corporate purposes and to pay fees and expenses associated with this offering.

Capitalization

The following table sets forth our consolidated cash and cash equivalents and short-term investments and capitalization as of September 30, 2011 (i) on an actual basis, and (ii) on an as adjusted basis to give effect to this offering and the application of the proceeds herefrom (assuming that the underwriters do not exercise their overallotment option). This information should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Retrospective Adjustment 8-K, and “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Quarterly Report on Form 10-Q for the fiscal quarters ended June 30 and September 30, 2011, each of which are incorporated by reference in this prospectus supplement.

	As of September 30,2011
(dollars in thousands)	Actual	As adjusted for this offering
	(unaudited)
Cash and cash equivalents and short-term investments(1)(3)	$697,808	$995,808

Debt:
Long-term debt, net(2)	$4,019,326	$4,019,326

Stockholders’ equity:
Class A common stock, par value $0.0001, 1,500,000 shares authorized; 249,705 shares outstanding	25	39
Class B Common Class B common stock, par value $0.0001, 1,000,000 shares authorized; 666,068 shares outstanding	66	66
Additional paid-in capital	2,250,661	2,548,647
Accumulated other comprehensive income	3,288	3,288
Accumulated deficit	(1,380,977)	(1,380,977)

Total Clearwire Corporation stockholders’ equity(3)	873,063	1,171,063
Non-controlling interests	2,733,307	2,733,307

Total stockholders’ equity(3)	3,606,370	3,904,370

Total liabilities and stockholders’ equity(3)	$8,764,605	$9,062,605

(1)	Excludes estimated fees and expenses related to this offering, including, legal, accounting and consulting fees, discounts and commissions and other related expenses. Excludes any amounts invested by Sprint in connection with this offering.

(2)	Excludes $150.0 million promissory note expected to be issued to Sprint on January 3, 2012.

(3)	If the underwriters exercise their overallotment option in full, the as-adjusted amount will increase by $45 million.

Material United States federal income tax considerations to non-United States Holders

The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of shares of Class A Common Stock (“Clearwire shares”), by non-United States Holders (as defined below), but does not purport to be a complete analysis of all potential tax considerations. This summary is based on the provisions of the Code, the Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect on the date of this document. Changes in such rules or new interpretations thereof may have retroactive effect and could significantly affect the United States federal income tax considerations discussed below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary deals only with beneficial owners of Clearwire shares that purchase the shares in this offering and that will hold the Clearwire shares as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, individual retirement and other tax-deferred accounts, tax-exempt organizations, partnerships or other pass-through entities for United States federal income tax purposes or investors in such entities, insurance companies, broker dealers, dealers or traders in securities or currencies and certain former citizens or residents of the United States subject to section 877 of the Code. This summary also does not discuss Clearwire shares held as part of a hedge, straddle or synthetic security or conversion transaction. This summary also does not discuss Clearwire shares issued pursuant to the pre-emptive rights of the Equityholders. Moreover, the effect of any applicable United States federal estate or gift, state or local or non-United States tax laws is not discussed.

In the case of a beneficial owner of Clearwire shares that is classified as a partnership for United States federal income tax purposes, the tax treatment of the Clearwire shares to a partner in the partnership generally will depend upon the tax status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding Clearwire shares, then you should consult your tax advisors.

The following is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of Clearwire shares should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the United States federal estate or gift tax laws or the laws of any state, local or non-United States taxing jurisdiction or under any applicable tax treaty.

Non-United States Holders

For purposes of this summary, the term “non-United States Holder” means a beneficial owner of a Clearwire share that is, for United States federal income tax purposes:

•	a nonresident alien individual;
•	a foreign corporation; or
•	a foreign estate or trust.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of the Clearwire shares at any time is effectively connected with the conduct by the non-United States Holder of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;
•	controlled foreign corporations;
•	passive foreign investment companies;
•	corporations that accumulate earnings to avoid United States federal income tax; and
•	investors in pass-through entities that are subject to special treatment under the Code.

Distributions on a Clearwire share

A distribution paid on a Clearwire share held by a non-United States Holder will be treated as a dividend for United States federal income tax purposes to the extent paid from Clearwire’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Dividends paid to a non-United States Holder generally will be subject to withholding of United States federal income tax at a 30% rate unless an applicable income tax treaty reduces or eliminates such tax, and the non-United States Holder claiming the benefit of such treaty timely provides to Clearwire or the paying agent proper IRS documentation (usually on IRS Form W-8BEN). If a non-United States Holder is eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty, such non-United States Holder may obtain a refund of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

To the extent that the amount of any distribution paid on a Clearwire share exceeds Clearwire’s current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital, which will be applied against and reduce (but not below zero) such non-United States Holder’s adjusted tax basis in such share, and thereafter as capital gain from a sale or other disposition of such share that is taxed to the holder as described below under the heading “—Sale, exchange or other taxable disposition of a Clearwire share.”

Sale, exchange or other taxable disposition of a Clearwire share

Subject to the discussions below of the FATCA legislation and of backup withholding tax, a non-United States Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on a sale, exchange or other taxable disposition of a

Clearwire share unless (i) the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met or (ii) in certain circumstances, Clearwire is or has been a “United States real property holding corporation” (“USRPHC”) for United States federal income tax purposes. Clearwire believes that it is not and has not been, and does not anticipate that it will become, a USRPHC. If the first exception applies, then such non-United States Holder generally will be subject to United States federal income tax at a flat rate of 30 percent (unless a lower applicable treaty rate applies) on such holder’s net United States-source gain. If the second exception applies, then the non-United States Holder generally will be subject to United States federal income tax with respect to such gain on a net-income basis at applicable United States federal income tax rates, unless otherwise provided in an applicable income tax treaty, and may be subject to a branch profits tax on such gain (if such holder is a corporation) equal to 30% (or lesser rate under an applicable income tax treaty).

Legislation affecting taxation of Clearwire shares held by or through foreign entities

Legislation enacted in 2010 (“FATCA legislation”) generally imposes a withholding tax of 30% on dividend income paid on, and the gross proceeds of a disposition of, shares of stock paid after December 31, 2012 to (i) a foreign financial institution, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners), and (ii) a foreign entity that is not a financial institution, unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity. The IRS has since released transitional guidance indicating that it will not apply this new withholding tax (i) to dividend income on stock that is paid on or before December 31, 2013 or (ii) to gross proceeds from the disposition of stock paid on or before December 31, 2014. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in Clearwire shares.

Information reporting and backup withholding tax

The amount of dividends paid to a non-United States Holder and the amount of tax, if any, withheld from such payment generally must be reported annually to the non-United States Holder and to the IRS. The IRS may make this information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which the non-United States Holder is resident.

Provided that a non-United States Holder has complied with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establishes an exemption, the non-United States Holder generally will not be subject to backup withholding tax with respect to dividend payments on, and the proceeds from the disposition of, a Clearwire share, unless we or our paying agent know or have reason to know that the holder is a United States person. Additional rules relating to information reporting requirements and backup withholding tax with respect to the payment of proceeds from the disposition (including a redemption or retirement) of a Clearwire share are as follows:

•

If the proceeds are paid to or through the United States office of a broker, a non-United States Holder generally will be subject to backup withholding tax and information reporting unless the non-United States Holder certifies under penalties of perjury that it is not a United States person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption.

•

If the proceeds are paid to or through a non-United States office of a broker that is not a United States person and does not have certain specified United States connections (a “United States-Related Person”), a non-United States Holder generally will not be subject to backup withholding tax or information reporting.

•

If the proceeds are paid to or through a non-United States office of a broker that is a United States person or a United States-Related Person, a non-United States Holder generally will be subject to information reporting (but generally not backup withholding tax) unless the non-United States Holder certifies under penalties of perjury that it is not a United States person (usually on an IRS Form W-8BEN) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against the non-United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Underwriting

We are offering the shares of Class A Common Stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc. are acting as joint book-running managers of this offering. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed, severally and not jointly, to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of our Class A Common Stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Jefferies & Company, Inc.
Total

The underwriters are committed to purchase all the shares of our Class A Common Stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

The underwriters are offering the shares of our Class A Common Stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of our Class A Common Stock, and other conditions contained In the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the shares of our Class A Common Stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the public offering price. After the public offering of the shares, this offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to an additional 15% of the amount of shares of our Class A Common Stock being offered hereunder from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our Class A Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of our Class A Common Stock less the amount paid by the underwriters to us per share of our Class A Common Stock. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our Class A Common Stock.

	Without over- allotment exercise	With full over- allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering to us, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters participating in this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus supplement, other than (A) the shares of our Class A Common Stock to be sold hereunder, (B) any shares of our common stock issued by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (C) any shares of our common stock, restricted stock, stock units or performance shares issued or options to purchase shares of our common stock granted pursuant to our employee benefit plans, (D) any shares of our common stock issued pursuant to any of our non-employee director stock plan or dividend reinvestment plan or issued as directors’ qualifying shares or (E) any shares of our common stock issued to our existing stockholders upon the exercise of preemptive rights, which rights are triggered by this offering and disclosed in this prospectus supplement.

In addition, for a period of 60 days after the date of this prospectus supplement, our directors and executive officers and major shareholders have generally agreed, subject to certain exceptions, not to, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (1) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our

Class A Common Stock, or any securities convertible into or exercisable or exchangeable for our Class A Common Stock held by such person on the date of this prospectus supplement, or publicly disclose the intention to make any offer, sale, pledge or disposition (including, without limitation, our Class A Common Stock or such other securities which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the Commission and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our Class A Common Stock or any security convertible into or exercisable or exchangeable for our Class A Common Stock. The foregoing restrictions will not apply to (i) sale of our Class A Common Stock by such person pursuant to the underwriting agreement relating to this offering, (ii) sales of Class A Common Stock (or any securities convertible into or exercisable or exchangeable for Class A Common Stock) by all officers, directors or major stockholders signatory to a lock-up agreement not to exceed 1,500,000 shares in aggregate, (iii) sales pursuant to any sales plan in effect on the date of this prospectus supplement that complies with Rule 10b5-1 under the Exchange Act, (iv) any person entering into a sales plan that complies with Rule 10b5-1 under the Exchange Act after the date hereof, provided that (x) such plan provides that no sales may be made thereunder until the end of the 60-day restricted period and (y) no filing or other public announcement is required or voluntarily made by such person or us in connection with the execution of any such sales plan, (v) any such sales, purchases, grants, transfers, dispositions or arrangements to settle or otherwise close any hedging instruments that were outstanding prior to the date of this prospectus supplement, (vi) any disposition by Intel of the shares it received under the Transaction Agreement and Plan of Merger, dated as of May 7, 2008 (as amended by Amendment No. 1 to the Merger Agreement, dated as of November 21, 2008), by and among the former Clearwire Corporation, Sprint, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation or (y) any contract, option or other arrangement or understanding entered into by Intel with respect to the hedging of such shares, (vii) transfers of shares of Class A Common Stock or any security convertible, exchangeable for or exercisable into Class A Common Stock as a bona fide gift or gifts or as a result of the operation of law or testate or intestate succession, (viii) subject to certain requirements, transfers to a trust, partnership, limited liability company or other entity, the beneficial interests of which are held by the transferor; (ix) sales or other dispositions in connection with any merger, share exchange, consolidation, tender offer or other similar corporate transaction or (x) any such sale, transfer or disposition pursuant to section 2.13 of the Equityholders’ Agreement.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Our Class A Common Stock is listed on the NASDAQ Global Select Market under the symbol “CLWR”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our Class A Common Stock in the open market for the purpose of preventing or retarding a decline in the market price of our Class A Common Stock while this offering is in progress. These stabilizing transactions may include making short sales of our Class A Common Stock, which involves the sale by the underwriters of a greater number of shares of Class A Common Stock than they are required to purchase in this offering, and purchasing shares of Class A Common Stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A Common Stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A Common Stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount or commission received by them. These activities may have the effect of raising or maintaining the market price of the Class A Common Stock or preventing or retarding a decline in the market price of the Class A Common Stock, and, as a result, the price of the Class A Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A Common Stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article

49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented;

•

to fewer than (i) 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented) or (ii) if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons per Relevant Member State (other than qualified investors as defined in the EU Prospectus Directive or the 2010 PD Amending Directive if the relevant provision has been implemented), subject to obtaining the prior consent of the book-running managers for any such offer; or in any other circumstances falling within Article 3(2) of the EU Prospectus Directive or Article 3(2) of the 2010 PD Amending Directive to the extent implemented.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to this offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, lending and other services for us (including acting as agents and/or principals in our securitizations) and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), New York, New York. The validity of the common stock offered hereby will be passed upon for the underwriters by Cahill Gordon & Reindel LLP.

Experts

The consolidated financial statements of Clearwire Corporation and subsidiaries (the Company) as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, incorporated in this Prospectus Supplement, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Their reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph relating to the retrospective adjustment of the consolidated financial statements for a change in reportable segments and presentation of discontinued operations and (2) express an unqualified opinion on internal control over financial reporting. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register with the SEC the securities being offered in this prospectus. This prospectus supplement, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us, and the securities being offered, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained or incorporated by reference in this prospectus supplement regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that we file, including the registration statement, of which this prospectus forms a part, and the exhibits and schedules filed with it, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Room 1024, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 with respect to the shares of common stock offered hereby. This prospectus supplement does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement.

PROSPECTUS

Clearwire Corporation

Class A Common Stock

We may offer and sell, from time to time, in one or more offerings, shares of our Class A Common Stock, par value $0.0001 per share, which we refer to as Class A Common Stock. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Before investing, you should carefully read this prospectus and any related prospectus supplement.

Shares of our Class A Common Stock are traded on the NASDAQ Global Select Market, which we refer to as NASDAQ, under the symbol “CLWR.”

Investing in our securities involves risks. You should refer to the risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission incorporated by reference in this prospectus and the applicable prospectus supplement and carefully consider that information before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 5, 2011

About this prospectus

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may sell shares of our Class A Common Stock in one or more offerings from time to time over approximately the next three years. This prospectus provides you with a general description of our Class A Common Stock. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus or in a document incorporated by reference herein. Therefore, if there is any inconsistency between the information in this prospectus or in a document incorporated by reference herein and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where you can find additional information.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus or any associated “free writing prospectus.” You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement or any associated “free writing prospectus.” This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document.

i

Explanatory note

In this prospectus, we refer to Sprint Nextel Corporation and its affiliates as Sprint; we refer to Comcast Corporation and its affiliates as Comcast; we refer to Intel Corporation and its affiliates as Intel; we refer to Time Warner Cable Inc. and its affiliates as Time Warner Cable; we refer to Bright House Networks, LLC and its affiliates as Bright House Networks; we refer to Google Inc. as Google; and we refer to Eagle River Holdings, LLC as Eagle River. We refer to Comcast, Time Warner Cable, Bright House Networks and Google collectively as the Strategic Investors, and to the Strategic Investors together with Intel as the Investors. We refer to Sprint, Comcast, Time Warner Cable and Bright House Networks collectively as the Wholesale Partners. We refer to Clearwire Communications LLC, our operating subsidiary, as Clearwire Communications. We refer to the Equityholders’ Agreement, dated November 28, 2008, and amended on December 8, 2010, among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2009A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC as the Equityholders’ Agreement. Except as otherwise noted, all references to “we,” “us,” or “our,” refer to Clearwire and its consolidated subsidiaries.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register with the SEC the securities being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us, and the securities being offered, reference is made to the registration statement and the exhibits and schedules filed with it. Statements contained or incorporated by reference in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements, or other information that we file, including the registration statement, of which this prospectus forms a part, and the exhibits and schedules filed with it, without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Room 1024, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC on the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Incorporation by reference of certain documents

We are incorporating by reference specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. We incorporate by reference into this prospectus the documents listed below (other than portions of these documents that are described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC.

•	Our Annual Report on Form 10-K for the year ended December 31, 2010 (other than Items 6, 7 and 8 contained therein), (the “Form 10-K);

•

Our Current Reports on Form 8-K filed on January 11, 2011, February 7, 2011, February 7, 2011, February 14, 2011, February 16, 2011, March 10, 2011, March 15, 2011, March 21, 2011, April 19, 2011, April 19, 2011, May 4, 2011, May 9, 2011, May 18, 2011, May 20, 2011, June 17, 2011, August 10, 2011, October 28, 2011, November 3, 2011 (to retrospectively adjust Items

6, 7 and 8 of our Form 10-K and Items 1 and 2 of our Form 10-Q for the period ended March 31, 2011 to retrospectively adjust the Company’s financial statements to present the Company’s international subsidiaries as discontinued operations and a change in reportable segments (the “Retrospective Adjustment 8-K”)) and December 1, 2011;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011 (other than Items 1 and 2 contained in the Form 10-Q for the period ended March 31, 2011);

•	Our Definitive Proxy Statement under Regulation 14A in connection with our Annual Meeting of Stockholders, filed with the SEC on April 14, 2011; and

•	Our Current Report on Form 8-K filed on December 5, 2011.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items unless otherwise indicated therein) after the date hereof, and prior to the filing of a post-effective amendment that indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Definitive Proxy Statement and amendments to those filings, are available free of charge on our website (www.clearwire.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the following address:

Clearwire Corporation

1475 120th Avenue Northeast

Bellevue, Washington 98005

Attention: Investor Relations

Telephone: (425) 216-7600

Except for the documents incorporated by reference as noted above, we do not intend to incorporate into this prospectus any of the information included on our website.

CLEARWIRE HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE OFFERING THAT IS DIFFERENT FROM, OR IN ADDITION TO, THAT CONTAINED IN THIS PROSPECTUS, IN ANY OF THE MATERIALS THAT ARE INCORPORATED INTO THIS PROSPECTUS, ANY PROSPECTUS SUPPLEMENT OR ANY FREE WRITING PROSPECTUS PREPARED BY US OR ON OUR BEHALF. THEREFORE, IF ANYONE DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE

SECURITIES OFFERED BY THIS PROSPECTUS ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROSPECTUS DOES NOT EXTEND TO YOU.

YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS AND NEITHER THE MAILING OF THIS PROSPECTUS NOR THE ISSUANCE OF THE SECURITIES PURSUANT TO THIS OFFERING SHALL CREATE AN IMPLICATION TO THE CONTRARY.

ALL INFORMATION CONTAINED IN THIS PROSPECTUS WITH RESPECT TO SPRINT AND ITS SUBSIDIARIES AND ASSETS HAS BEEN PROVIDED BY SPRINT. ALL INFORMATION CONTAINED IN THIS PROSPECTUS WITH RESPECT TO ANY INVESTOR AND ITS SUBSIDIARIES AND ASSETS HAS BEEN PROVIDED BY SUCH INVESTOR. CLEARWIRE DOES NOT WARRANT THE ACCURACY OF THE INFORMATION PROVIDED BY SPRINT OR ANY INVESTOR.

Trademarks

We own or have rights to trademarks, service marks, copyrights and trade names that we use in conjunction with the operation of our business including, without limitation, CLEAR and Clearwire. This prospectus also includes trademarks, service marks and trade names of other companies, including, without limitation, Sprint and iDEN. Each trademark, service mark or trade name of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, service marks or trade names is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of the trademark, service mark or trade name owner.

Market, ranking and other industry data

The data included in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. These estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. As such, neither we nor any underwriter can guarantee the accuracy or completeness of any such information contained or incorporated by reference in this prospectus. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the heading “Cautionary note regarding forward-looking statements.”

Summary

The following summary highlights information contained elsewhere or incorporated by reference into this prospectus. It may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the section titled “Risk Factors” and our historical consolidated financial statements and related notes incorporated by reference to our Form 10-K, Form 10-Q and our Retrospective Adjustment 8-K.

Overview

We are a leading provider of fourth generation, or 4G, wireless broadband services. We build and operate next generation mobile broadband networks that provide high-speed mobile Internet and residential access services, as well as residential voice services, in communities throughout the country. Our 4G mobile broadband network provides a connection anywhere within our coverage area.

As of September 30, 2011, we offered our services in 88 markets in the United States covering an estimated 134.9 million people, including an estimated 132.7 million people covered by our 4G mobile broadband networks in 71 markets and had approximately 1.3 million retail and 8.2 million wholesale subscribers. As of September 30, 2011, our other 17 markets in the United States, covering an estimated 2.2 million people, continued to operate with a legacy network technology, which we refer to as Pre-4G, that is based on a proprietary set of technical standards offered by a subsidiary of Motorola Solutions, Inc., which we refer to as Motorola. As of September 30, 2011, our 4G mobile broadband markets included major metropolitan areas such as Atlanta, Baltimore, Boston, Chicago, Cincinnati, Cleveland, Columbus, Dallas, Honolulu, Houston, Kansas City, Las Vegas, Los Angeles, Miami, New York, Philadelphia, Pittsburgh, Orlando, Salt Lake City, San Antonio, San Francisco, Seattle, St. Louis and Washington D.C.

Internationally, as of September 30, 2011, our networks covered an estimated 2.9 million people and we had approximately 40,000 retail subscribers. We offer 4G mobile broadband services in Seville and Malaga, Spain and a Pre-4G network in Brussels and Ghent, Belgium. As a result of a strategic decision to focus investment in the United States market, during the second quarter of 2011, we committed to sell our operations in Belgium, Germany and Spain. As a result, the assets and related liabilities and results of operations of these international operations are separately disclosed as discontinued operations.

In our 4G mobile broadband markets, we offer our services through retail channels and through our wholesale partners. Sprint accounts for substantially all of our wholesale sales to date, and offers services in each of our 4G markets. We are currently focused on growing our revenue by continuing to build our wholesale business and leveraging our retail business, reducing expenses and seeking additional capital for our current business and to continue the development of our network.

On November 30, 2011, we entered into agreements with Sprint potentially worth up to a total of $1.6 billion over the next four years in payments for WiMAX services, possible pre-payments for LTE services and potential equity investments. The agreements modify prior wholesale pricing agreements and provide Sprint with unlimited access to our WiMAX network in 2012 and 2013. Under the terms of the agreements, Sprint will pay us a total of $926 million, approximately two-thirds of which will be paid in 2012, for unlimited 4G WiMAX retail services during 2012 and 2013 and the remaining payment will be made in 2013, in each case, subject to certain conditions. The agreements also establish long-term usage-based pricing for WiMAX services in 2014 and beyond. The agreements also lay the foundation for the deployment of our planned LTE Advanced-ready overlay network and outline the terms for Sprint to gain access to the additional LTE capacity. Under the terms of the agreements, Sprint will pay us in 2014 and 2015 up to $350 million in a series of prepayments over a period of up to two years for LTE capacity if we achieve certain build-out targets and network specifications by June 2013. The agreements also establish long-term usage-based pricing for LTE services for 2012 and beyond. The companies have agreed to collaborate on a network build plan and will jointly select LTE macro-cell sites to cover Sprint’s high usage area “hotspots.” Finally, prior to September 2012 Sprint has committed to providing additional equity funding to us in the event of an equity offering. If we raise new equity between $400 and $700 million, Sprint will participate in the offering on a pro rata basis up to $347 million, consistent with Sprint’s current voting interest of 49.6 percent on the same terms and conditions as other participating investors.

Our 4G mobile broadband network utilizing Worldwide Interoperability of Microwave Access technology currently operates based on the 802.16e standard, which we refer to as mobile WiMAX. The mobile WiMAX standard facilitates fourth generation wireless services, which are commonly referred to in the wireless industry as 4G mobile broadband services. Due to developments in the wireless broadband industry, we now believe that we need to deploy Long Term Evolution technology, which we refer to as LTE, on our network for the services we offer to remain competitive and for us to be able to continue to operate in the long term. In addition to the deployment of LTE, further network development may include, among other things, expanding our network to new markets and improving our network coverage in markets we have previously launched by increasing site density and/or our coverage area. Our planned initial LTE deployment is expected to overlay up to two-thirds of our existing mobile WiMAX sites, or approximately 8,000 to 10,000 sites, within our current footprint with TDD-LTE over 20 MHz-wide channels. To enable existing and future mobile date service providers to meet this growth and take advantage of our deep spectrum position, we intend to deploy a high capacity LTE network in densely populated urban areas to serve the 4G data capacity needs of all carriers. The sites included in our LTE deployment plans are expected to represent the geographic areas where approximately 80 to 90% of our current mobile WiMAX data usage occurs and where we believe other carriers have historically experienced the highest concentration of usage.

Risk factors

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors incorporated by reference from our most recent annual report on Form 10-K, as updated by our quarterly reports on Form 10-Q and other filings we make with the SEC. Our business, financial condition, liquidity or results of operations could be materially adversely affected by any of these risks.

Cautionary note regarding forward-looking statements

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. Forward-looking statements include all statements that do not relate solely to historical or current facts, and you can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “continue,” “initiative” or “anticipates” or similar expressions that concern our prospects, objectives, strategies, plans or intentions. All statements made relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to the impact of existing or proposed laws or regulations described in this prospectus are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from the forward- looking statements we make in this prospectus include, among others:

•	the availability of additional financing on acceptable terms or at all;

•

the ability of third-party suppliers, software developers and other vendors to perform requirements and satisfy obligations necessary to create products and software designed to support desired features and functionality under agreements with us;

•	the impact of adverse network performance;

•	the loss of any of our key customers, including Sprint;

•	actions by regulatory agencies;

•	competition in the industry and markets in which we operate;

•	our ability to comply with operating and financial restrictions and covenants in our debt agreements;

•	our ability to attract and retain skilled personnel;

•	potential future downgrades in our debt ratings that may adversely affect our cost of borrowing and related margins, liquidity, competitive position and access to capital markets;

•	changes or advances in technology in general; and

•	the risks referenced in the section of this prospectus titled “Risk factors” and in the other filings we make with the SEC.

Some of the important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

We do not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Use of proceeds

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds from the sale of our Class A Common Stock offered by this prospectus for general corporate and working capital purposes, including the deployment of mobile 4G LTE technology alongside the mobile 4G WiMAX technology currently on our network and the deployment and operation of our mobile 4G LTE and WiMAX network.

Description of capital stock

The following summary of the terms of our capital stock is not meant to be complete and is qualified in its entirety by reference to the Clearwire Charter, the Clearwire Bylaws and the provisions of applicable law. The Clearwire Charter and the Clearwire Bylaws are incorporated by reference into the registration statement, of which this prospectus is a part.

Authorized capital stock

Under the Clearwire Charter, Clearwire has the authority to issue 2.515 billion shares of stock, consisting of 1.5 billion shares of Class A Common Stock, par value $0.0001 per share, 1.0 billion shares of Class B Common Stock, par value $0.0001 per share and 15 million shares of preferred stock, par value $0.0001 per share. As of November 30, 2011, there were 249,705,700 shares of Class A Common Stock, 666,067,592 shares of Class B Common Stock and no shares of preferred stock outstanding.

Subject to adjustment and to applicable lockup periods, holders of Class B Common Stock are entitled to exchange one share of Class B Common Stock, together with one Clearwire Communications Class B Common Interest, for one share of Class A Common Stock.

Clearwire common stock

Clearwire common stock outstanding

The shares of Class A Common Stock and Class B Common Stock issued are duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of Class A Common Stock and Class B Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Clearwire preferred stock which Clearwire may designate and issue in the future.

To the greatest extent permitted by applicable Delaware law, the shares of Class A Common Stock are uncertificated, and transfer will be reflected by book-entry, unless a physical certificate is requested by a holder.

Voting rights

Holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held. Holders of Class B Common Stock are entitled to one vote for each share of Class B Common Stock held. Holders of Class A Common Stock and Class B Common Stock vote together as a single class on each matter submitted to a stockholder vote. Holders of Class A Common Stock and Class B Common Stock, as the case may be, have no voting power with respect to, and are not entitled to vote on, any amendment to the Clearwire Charter that relates solely to the terms of one or more outstanding classes or series of Common Stock (other than the respective class or classes held by such holder) or preferred stock if the holders of the class or series affected by such amendment are entitled to vote on such terms, either separately or together with the holders of one or more other classes or series.

The Clearwire Bylaws provide that unless provided otherwise in the Clearwire Bylaws, the Clearwire Charter, the Equityholders’ Agreement or under applicable laws or rules, any corporate action that requires stockholder approval must be authorized by a majority of the votes cast by the stockholders entitled to vote and present in person or by proxy at a meeting duly called and held at which a quorum is present; provided that where a separate vote of a class or classes is required, corporate action to be taken by such class or classes must be authorized by a majority of the votes cast by such class or classes. The Clearwire Bylaws provide that our stockholders may only adopt, amend, alter or repeal the Clearwire Bylaws by an affirmative vote of not less than 50% of the voting power of all outstanding shares of Clearwire stock entitled to vote generally at an election of directors, voting together as a single class. Further, the Clearwire Bylaws also provide that, subject to the Clearwire Charter and agreements entered into by our stockholders (including the Equityholders’ Agreement), the board of directors may adopt, amend, alter or repeal the Clearwire Bylaws.

The Clearwire Charter may be amended by the affirmative vote of the holders of a majority of the voting rights of all classes of capital stock of Clearwire entitled to vote. However, the Clearwire Charter provides that, in order to amend or repeal certain sections of the Clearwire Charter, including the sections covering supermajority approval of certain transactions constituting a change of control of Clearwire or Clearwire Communications and corporate opportunities and certain stockholder transactions, the approval of the holders of at least 75% of all of the then- outstanding shares of capital stock of Clearwire entitled to vote in the election of directors will be required. In addition, to amend the provision of the Clearwire Charter covering the exchange of Class B Common Stock and Clearwire Communications Class B Common Interests for Class A Common Stock, the approval of the holders of at least 75% in voting power of Class B Common Stock are required.

Further, the Equityholders’ Agreement provides that any amendment to the Clearwire Charter or the Clearwire Bylaws requires the approval of Sprint, Intel and the Strategic Investors as a group and in certain circumstances also requires the approval of Eagle River.

Dividend rights

Only the holders of Class A Common Stock are entitled to receive dividends, if any, payable in cash or property, as may be declared by our board of directors out of funds legally available for the payment of dividends, subject to any preferential dividend rights of any outstanding Clearwire preferred stock and the restrictions set forth in the Delaware General Corporation Law, which we refer to as the DGCL.

Liquidation rights

On the consolidation, merger, recapitalization, reorganization or similar event or liquidation, dissolution or winding up of Clearwire, the holders of Class A Common Stock and Class B Common Stock will be entitled to share pari passu in the net assets of Clearwire available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Clearwire preferred stock up to their per share par value amounts and subject to the structurally prior rights of equityholders of Clearwire Communications as set forth in Clearwire Communications’ operating agreement, which we refer to as the Operating Agreement. After all Class A Common Stock and Class B Common Stock holders have received their per share par value amounts, the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining net assets ratably in proportion to each holder’s respective number of shares of Class A Common Stock.

Preemptive rights

Under the Clearwire Charter, the holders of Class A Common Stock and Class B Common Stock have no preemptive rights except as set forth in the Equityholders’ Agreement. The Equityholders’ Agreement provides that if Clearwire proposes to issue any securities, other than in certain issuances, each Equityholder has the right to purchase its pro rata share of such securities, based on such holder’s voting power in Clearwire before such issuance.

Exchange rights

Under the Clearwire Charter and subject to restrictions imposed in the Operating Agreement, the holders of Class B Common Stock are entitled to exchange one share of Class B Common Stock and one Clearwire Communications Class B Common Interest for one share of Class A Common Stock.

Use of certain proceeds

Pursuant to the Clearwire Charter, except to the extent that our board of directors has approved the expansion of our business activities to include other business activities, and has approved the funding of any such other business activities out of net proceeds from the issuance of equity securities in accordance with the

Equityholders’ Agreement, the net proceeds from any issuance of Clearwire equity securities will be contributed to Clearwire Communications. In addition, except to the extent that our board of directors has approved the expansion of our business activities to include other business activities, and has approved the funding of any such other business activities out of net proceeds of any indebtedness issued or incurred by Clearwire, Clearwire, to the extent permitted by law and subject to restrictions imposed under the Operating Agreement, is required to lend the net proceeds to Clearwire Communications on substantially the same terms and conditions as the indebtedness issued or incurred by Clearwire.

Change in control provisions

Under the Clearwire Charter, approval of the holders of at least 75% of all of the outstanding shares of capital stock of Clearwire entitled to vote in the election of directors, voting together as a single class, is required to approve: (1) any merger, consolidation, share exchange or similar transaction involving Clearwire or Clearwire Communications, that upon completion, would constitute a change of control of Clearwire or Clearwire Communications, respectively, (2) the issuance of capital stock of Clearwire or of Clearwire Communications that, upon completion, would constitute a change of control of Clearwire or Clearwire Communications, respectively and (3) any sale or other disposition of all or substantially all of the assets of Clearwire or Clearwire Communications.

In addition, the Equityholders’ Agreement provides that the approval of Sprint, Intel and the Strategic Investors as a group (for so long as each maintains certain minimum ownership interests in Clearwire) is required for any restructuring or reorganization of Clearwire (excluding certain financings in the ordinary course of business), any bankruptcy of Clearwire or its subsidiaries, or any liquidation, dissolution or winding up of Clearwire or Clearwire Communications. In addition, the approval of at least ten directors (or, if there are fewer than ten directors, then all of the directors) on our board of directors will be required before any change of control transaction.

Transfer restrictions

Under the Clearwire Charter, one share of Class B Common Stock may only be transferred in exchange for one share of Class A Common Stock when exchanged in combination with one Clearwire Communications Class B Common Interest. Following the exchange, the shares of Class B Common Stock surrendered in the exchange will be retired, will cease to be outstanding, and may not be reissued. Under the Equityholders’ Agreement, if any shares of Class B Common Stock or Clearwire Communications Class B Common Interests are transferred without also transferring to the same transferee an identical number of Clearwire Communications Class B Common Interests or shares of Class B Common Stock, respectively, then the transferred shares of Class B Common Stock or the shares of Class B Common Stock corresponding to those transferred Clearwire Communications Class B Common Interests, as applicable, will be redeemed by Clearwire for par value.

Further, under the Clearwire Charter, if a holder of Common Stock acquires additional shares, or is otherwise attributed with ownership of such shares, that would cause Clearwire to violate any requirement of the federal communications laws regarding foreign ownership, then we may, at the option of its board of directors, redeem from the holder a sufficient number of shares to eliminate the violation, at a market price determined in accordance with the Clearwire Charter.

Delaware anti-takeover statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under the Clearwire Charter, we have elected to opt out of Section 203 of the DGCL, and are therefore not subject to Section 203.

Preferred stock

Preferred stock outstanding

No shares of Clearwire preferred stock are issued and outstanding.

Blank check preferred stock

Under the Clearwire Charter, our board of directors has the authority to issue preferred stock in one or more classes or series, and to fix for each class or series the voting powers and the distinctive designations, preferences and relative, participation, optional or other special rights and such qualifications, limitations or restrictions, as may be stated and expressed in the resolution or resolutions adopted by our board of directors providing for the issuance of such class or series as may be permitted by the DGCL, including dividend rates, conversion rights, terms of redemption and liquidation preferences and the number of shares constituting each such class or series, without any further vote or action by our stockholders.

Warrants

As of September 30, 2011, there were 1,400,001 warrants to purchase Class A Common Stock outstanding with an expiration date of March 12, 2012 and 375,000 warrants outstanding with an expiration date of November 13, 2012. Holders may exercise their warrants at any time, with exercise prices ranging from $3.00 to $48.00. Holders of the warrants have registration rights covering the shares subject to issuance under the warrants.

Corporate opportunities and transactions with founding stockholders

In recognition that directors, officers, stockholders, members, managers or employees of any Founding Stockholder (as such term is defined in the Clearwire Charter) may engage in similar activities or lines of business to those of Clearwire, the Clearwire Charter provides for the allocation of certain corporate opportunities between Clearwire and the Founding Stockholders. Specifically, none of the Founding Stockholders have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business to those of Clearwire, competing against Clearwire, doing business with any competitor, customer or supplier of Clearwire or employing any officer or employee of Clearwire. In the event that a Founding Stockholder acquires knowledge of a potential transaction or matter which may be a corporate opportunity for it and Clearwire, Clearwire will not have any expectancy in such corporate opportunity, and such Founding Stockholder will not have any duty to communicate or offer such corporate opportunity to Clearwire and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if any director, officer, member, manager or employee of any Founding Stockholder acquires knowledge, in his capacity as a director, board observer or officer of Clearwire, of a potential transaction or matter which may be a corporate opportunity for Clearwire and a Founding Stockholder, Clearwire will not have any expectancy in such corporate opportunity as long as the Founding Stockholder also learns of or develops such opportunity independently.

The Clearwire Charter provides that any of our directors or officers who also serves as a director, officer or employee of a Founding Stockholder and who acquires knowledge of a potential transaction that may be a corporate opportunity of Clearwire and the Founding Stockholder (1) will have fully satisfied and fulfilled his or her fiduciary duty to Clearwire and its stockholders with respect to such transaction; (2) will not be obligated to communicate information regarding the corporate opportunity to Clearwire or the Founding Stockholder; (3) will be presumed to have acted in good faith and in a manner reasonably believed to be in the best interests of Clearwire; and (4) will not be deemed to have breached any duty of loyalty to Clearwire or its stockholders and not to have derived improper benefit therefrom, if the corporate opportunity is offered or disclosed in accordance with the policy set forth in the Clearwire Charter. Such policy states, in general, that unless a director is an employee of Clearwire, such person will not have a duty to present to Clearwire a corporate opportunity of which he or she becomes aware, except where the corporate opportunity is expressly offered to such person primarily in his or her capacity as a director of Clearwire.

By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of the Clearwire Charter. Any amendment to the foregoing provisions of the Clearwire Charter requires the affirmative vote of at least 75% of the voting power of all of the then-outstanding shares of Clearwire capital stock.

See our Current Reports on Form 8-K filed on December 1, 2008 and December 13, 2010 for additional information on the Equityholders’ Agreement.

Transfer agent and registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our Class A Common Stock.

Listing of our common stock

Our Class A Common Stock is listed on NASDAQ under the trading symbol “CLWR.”

Plan of distribution

We may sell the securities through agents, underwriters or dealers, or directly to one or more purchasers.

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions stated in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

We may sell securities directly to one or more purchasers without using underwriters or agents.

We may also sell securities upon the exercise of rights that may be distributed to security holders.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their business.

It is possible that one or more underwriters may make a market in our Class A Common Stock, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. We may also loan or pledge securities covered by this prospectus and any applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and any applicable prospectus supplement (or a post-effective amendment).

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Experts

The consolidated financial statements of Clearwire Corporation and subsidiaries (the Company) as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, incorporated by reference in this Prospectus, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Their reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph relating to the retrospective adjustment of the consolidated financial statements for a change in reportable segments and presentation of discontinued operations and (2) express an unqualified opinion on internal control over financial reporting. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Legal matters

Certain legal matters in connection with the validity of the securities will be passed on for us by Kirkland & Ellis LLP, New York, New York. Any underwriters or agents will be advised about other issues relating to any offering by counsel named in the applicable prospectus supplement.

Clearwire Corporation

Class A Common Stock

Prospectus Supplement

J.P. Morgan	BofA Merrill Lynch	Jefferies

                    , 2011.